CHESAPEAKE LODGING TRUST

2012 ANNUAL REPORT


13001776

Mail Processing
Section
APR 12 2013
Washington DC
401

Chesapeake Lodging Trust is a self-advised lodging real estate investment trust (REIT) focused on investments primarily in upper-upscale hotels in major business and convention markets and, on a selective basis, premium select-service hotels in urban settings or unique locations in the United States. The Trust owns 17 hotels with an aggregate of 5,004 rooms in eight states and the District of Columbia.

TOP: HOTEL ADAGIO SAN FRANCISCO, AUTOGRAPH COLLECTION

BOTTOM: HYATT REGENCY BOSTON

ON THE COVER: LE MERIDIEN SAN FRANCISCO

LETTER TO SHAREHOLDERS


JAMES L. FRANCIS THOMAS A. NATELLI

In the three years since our initial public offering, we have made great strides in executing our strategy and capitalizing on opportunities created by the downturn in the lodging industry in 2008 and 2009. Our hotel portfolio now consists of 17 high-quality, urban hotels well located in top markets across the country. Our investments to date continue to perform very well and beyond our initial expectations. We are proud to report that our total shareholder return in 2012 was 41.5%, the 16th highest out of 120 publicly traded real estate investment trusts with market capitalizations above $250 million. Furthermore, in early 2013, we surpassed the $1 billion market capitalization level, an important milestone for us that evidences the continued support of our shareholders.

We are decidedly optimistic about the outlook for the coming years for the U.S. lodging industry—and even more so about our own prospects. We believe the growth phase of the current lodging cycle will be a prolonged one compared to previous cycles, with considerable runway still ahead for companies uniquely positioned such as ours. The continuing constraints on supply in most major markets, combined with rising expectations of economic growth from a strengthening domestic economy, will continue to drive increased room demand for the foreseeable future.

Our operating performance during 2012 was exceptionally strong, as our comparable hotel portfolio significantly outperformed the industry and our peer group once again, achieving room revenue per available room, or RevPAR, growth of 8.8%. Equally outstanding was our ability to meaningfully advance our hotel EBITDA margin levels. This is a result of our focus on increasing shareholder value and returns by intensely asset managing our existing portfolio to drive profitability, and by investing in improvements that upgrade the hotels in our portfolio to the highest standards and quality in our market segments.

During 2012, we successfully completed several value-creating investment programs within our portfolio. In the summer, we unveiled the transformational renovation of our Hotel Adagio San Francisco, which culminated in its recent inclusion in Marriott's Autograph Collection. Later in October, we completed the 35-room expansion of our W Chicago—City Center ahead of schedule and at a per-key cost well below market values. We also completed upscale renovations of the lobby, bar and meeting space areas of both the Hyatt Regency Boston and the Le Meridien San Francisco, which better position both hotels to continue delivering exceptional results. Looking forward, we have commenced the design and planning stages of a comprehensive $38 million renovation of the W Chicago—Lakeshore which will completely transform the guestrooms, lobby, restaurant, and meeting and public spaces to offer a superior customer experience. We are excited about the designs and, once the renovation is completed in early 2014, we believe our investment will create tremendous value and elevate the property to one of the premier luxury hotels in the city.



LOBBY RENDERING,
W CHICAGO—LAKESHORE

Since our last letter to you, we have successfully expanded and strengthened our balance sheet with attractive equity and debt financings. With the support of our shareholders, we raised $419 million of net proceeds from favorable preferred and common share offerings. Additionally, we have taken advantage of historically low interest rates by securing $162 million of fixed-rate mortgage debt and by amending our revolving credit facility to reduce our cost of borrowings by 100 basis points, increase its size and flexibility, and extend its term.

Our opportunistic financing efforts positioned us well to capitalize on several acquisition opportunities that we believe will drive significant long-term growth. Our 2012 acquisitions totaled $234 million and included three hotels located in high barrier-to-entry markets. We were able to acquire the Hyatt Regency Mission Bay Spa and Marina at a significant discount to the previous owner's investment, and we believe there is tremendous upside that can be captured for the benefit of our shareholders through comprehensive asset management, thoughtful operational improvements and targeted asset refurbishment. We are encouraged by the initial results of our efforts and believe this investment will generate significant returns for the Trust. The acquisitions of both the W Chicago—Lakeshore and The Hotel Minneapolis, Autograph Collection were off-market transactions that we are equally enthused about. As a result of our strong relationship with Starwood Hotels & Resorts Worldwide that we have cultivated through our acquisitions of the two W hotels in Chicago, we recently were able to acquire a third excellent hotel from Starwood, the W New Orleans—French Quarter.

The opening of the new-build Holiday Inn New York City Midtown—31st Street at the beginning of 2012 marked our entrance into arguably the strongest lodging market in the world. The hotel delivered strong results in its first year of opening and outperformed our underwriting. We are also very excited about the acquisition in March 2013 of our second new-build hotel in the city, the Hyatt Place New York Midtown South located on 36th Street. It is truly remarkable that this hotel has already achieved occupancy of over 90% within 30 days of opening. We are eager to see how the hotel performs throughout the remainder of the year as it gains full awareness in the market.

We expect 2013 to be another strong year for us. The combination of our low cost of debt and the strong returns generated by our hotel portfolio will allow us to continue producing significant free cash flow and increasing our dividends over time, similar to the 9% increase we announced at the beginning of this year and the 10% increase announced at the beginning of last year. In addition, with our balance sheet in its best shape ever, we expect to deploy our remaining available capital in attractive acquisition opportunities.

Our highly motivated and experienced management team, working closely with a fully engaged board of trustees, has set us on a course to take advantage of opportunities to continue to responsibly grow Chesapeake Lodging Trust for our shareholders. We are committed to and focused on delivering industry-leading returns to our shareholders over the years to come and appreciate your continued trust, confidence and support.

James L. Francis
President and Chief Executive Officer

Thomas A. Natelli
Chairman

April 1, 2013

TOP: W NEW ORLEANS—FRENCH QUARTER
BOTTOM: LE MERIDIEN SAN FRANCISCO






CLOCKWISE FROM TOP LEFT: W CHICAGO—CITY CENTER, LE MERIDIEN SAN FRANCISCO, HYATT REGENCY MISSION BAY SPA AND MARINA, THE HOTEL MINNEAPOLIS, AUTOGRAPH COLLECTION

OUR PORTFOLIO

HOTEL	LOCATION	ROOMS	ACQUISITION DATE
Hyatt Regency Boston	Boston, MA	502	March 18, 2010
Hilton Checkers Los Angeles	Los Angeles, CA	188	June 1, 2010
Courtyard Anaheim at Disneyland Resort	Anaheim, CA	153	July 30, 2010
Boston Marriott Newton	Newton, MA	430	July 30, 2010
Le Meridien San Francisco	San Francisco, CA	360	December 15, 2010
Homewood Suites Seattle Convention Center	Seattle, WA	195	May 2, 2011
W Chicago—City Center	Chicago, IL	403	May 10, 2011
Hotel Indigo San Diego Gaslamp Quarter	San Diego, CA	210	June 17, 2011
Courtyard Washington Capitol Hill/Navy Yard	Washington, DC	204	June 30, 2011
Hotel Adagio San Francisco, Autograph Collection	San Francisco, CA	171	July 8, 2011
Denver Marriott City Center	Denver, CO	613	October 3, 2011
Holiday Inn New York City Midtown—31st Street	New York, NY	122	December 22, 2011
W Chicago—Lakeshore	Chicago, IL	520	August 21, 2012
Hyatt Regency Mission Bay Spa and Marina	San Diego, CA	429	September 7, 2012
The Hotel Minneapolis, Autograph Collection	Minneapolis, MN	222	October 30, 2012
Hyatt Place New York Midtown South	New York, NY	185	March 14, 2013
W New Orleans—French Quarter	New Orleans, LA	97	March 28, 2013
		5,004	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to______.

Commission file number 001-34572

CHESAPEAKE LODGING TRUST

(Exact name of registrant as specified in its charter)

MARYLAND	27-0372343
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1997 Annapolis Exchange Parkway, Suite 410, Annapolis, Maryland 21401
(Address and zip code of principal executive offices)

(410) 972-4140
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange On Which Registered
Common Shares of Beneficial Interest, $.01 par value	New York Stock Exchange
Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the registrant's common shares held by non-affiliates of the registrant was approximately $541,027,000 based on the closing price reported on the New York Stock Exchange. As of February 15, 2013, there were 48,573,521 shares of the registrant's common shares issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain portions of the Registrant's proxy statement for its 2013 annual meeting of shareholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report.

CHESAPEAKE LODGING TRUST

INDEX

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identified by our use of words, such as "intend," "plan," "may," "should," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," and similar expressions, whether in the negative or affirmative. All statements regarding our expected financial position, business and financing plans are forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include those discussed in "Business," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Form 10-K. These risks and uncertainties should be considered in evaluating any forward-looking statement contained in this report or incorporated by reference herein.

All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report, except as required by law.

PART I

Item 1. *Business*

Overview

Chesapeake Lodging Trust (the "Trust") is a self-advised real estate investment trust ("REIT") that was organized in the state of Maryland in June 2009. We are focused on investments primarily in upper-upscale hotels in major business and convention markets and, on a selective basis, and premium select-service hotels in urban settings or unique locations in the United States of America ("U.S."). We believe industry dynamics since our inception have created and will continue to create attractive opportunities to acquire high-quality hotels, at prices below replacement costs, with attractive yields on investment and upside potential. We completed our initial public offering ("IPO") in January 2010 and have since acquired or committed to acquire 16 hotels.

Substantially all of our assets are held by, and all of our operations are conducted through, Chesapeake Lodging, L.P., our operating partnership (the "Operating Partnership"). In order for us to qualify as a REIT, neither the Trust nor the Operating Partnership can operate hotels directly. Therefore, the Operating Partnership leases its hotels to CHSP TRS LLC ("CHSP TRS"), which is a wholly owned subsidiary of the Operating Partnership. CHSP TRS then engages hotel management companies to operate the hotels pursuant to management agreements. CHSP TRS is a taxable REIT subsidiary ("TRS") for federal income tax purposes.

Our corporate office is located at 1997 Annapolis Exchange Parkway, Suite 410, Annapolis, Maryland 21401. Our telephone number is (410) 972-4140.

Industry

Historically, the lodging industry in the U.S. has been cyclical in nature. Generally, lodging industry performance correlates with macroeconomic conditions in the U.S. Fluctuations in lodging demand and, therefore, operating performance, are caused largely by general economic and local market conditions, which affect levels of business and leisure travel. Recovery in lodging demand has generally lagged improvement in the overall economy. In addition to general economic and local market conditions, new hotel room supply has the potential to further exacerbate the negative impact of an economic recession. Lodging supply growth is typically driven by overall lodging demand, as extended periods of strong demand growth tend to encourage new hotel development. However, the rate of supply growth is also influenced by a number of additional factors, including availability and cost of capital, construction costs and local market considerations.

From 2003 to 2008, pricing of hotels in the U.S. appreciated well in excess of the hotels' underlying performance, primarily driven by record levels of debt financing. Beginning in 2008, the U.S. lodging industry experienced a significant downturn due to a decline in consumer and business spending as a result of the weakness in the global economy, particularly the turmoil in the credit markets, erosion of consumer confidence and increasing unemployment. As a result, lodging demand from both leisure and business travelers decreased significantly in 2008 and 2009. This decreased demand for hotel rooms, together with increases in hotel room supply in 2008 and 2009 due to the completion of hotels under development before the global recession began, resulted in declines in occupancy and reductions in room rates as hotels competed more aggressively for guests. These events had a substantial negative impact on revenue per available room ("RevPAR"). According to Smith Travel Research, Inc. ("STR"), a leading source of lodging industry information, RevPAR declined 16.7% in 2009, the largest decline recorded since they began tracking the U.S. lodging industry, and a significantly larger decline than the two most recent lodging industry downturns in 1991 and 2001-2002, which are considered two of the worst periods in modern U.S. lodging industry history.

From 2008 through early 2010, a significant correction in the price of hotels occurred, primarily as a result of the impact of the economic downturn on the lodging industry. In addition, during this period, due to the widely publicized credit crisis, the market for commercial mortgage backed securities ("CMBS") was virtually closed, and many traditional real estate lenders, such as national and regional banks and insurance companies, saw their balance sheets impaired, which resulted in a severe contraction in available debt financing for hotels, which further impacted hotel prices.

Market Opportunity

The Trust was founded to capitalize on this lodging industry downturn. After the completion of our IPO in January 2010, demand for rooms increased in almost all of the major markets as general economic indicators began to experience improvement. With lodging demand increasing, pricing power began to return in major markets in the second half of 2010. RevPAR increased 5.5% in 2010 as compared to 2009, as reported by STR. In 2011, we saw the progressive trends of improved fundamentals in the U.S. lodging industry continue and strengthen, despite ongoing U.S. and global macroeconomic concerns. As occupancy levels further stabilized, shifts in business mix and rate negotiations resulted in gains in average daily rate ("ADR"), leading to an increase in RevPAR of 8.2% in 2011 as compared to 2010, as reported by STR. These positive operating trends continued in 2012 with an increase in RevPAR of 6.8% as compared to 2011, given an increase in lodging demand of 3.0% and minimal growth in the supply of available rooms of 0.5%, as reported by STR. We expect these trends to continue for several years to come as business and international travel look poised to remain strong, despite the slow overall economic growth and persistently high unemployment rates, and the supply of available rooms expected to rise at below normal growth rates.

Since completing our IPO, we have executed our strategy, taking advantage of industry conditions to acquire our current portfolio of hotels at prices generally below replacement cost, with attractive yields and upside potential. We believe the combined effects of off-peak, albeit improving, levels of hotel operating performance, the limited availability of debt financing from traditional real estate lenders for new hotel construction, and the decline in hotel valuations from 2007 levels (in some cases below current debt balances encumbering the hotels), will continue to create opportunities for well-capitalized and qualified buyers if and to the extent the U.S. economy continues to recover.

Beginning in the third quarter of 2011 and continuing through 2012, the hotel transaction market slowed as compared to the first half of 2011 as a consequence of increased global economic concerns and volatility and uncertainty surrounding U.S. fiscal policy, and their resulting impacts on the equity capital markets. Nevertheless, we remained active in growing our hotel portfolio in 2012, acquiring or committing to acquire four high-quality hotels with aggregate purchase prices of $310.2 million, all located in major markets with high barriers-to-entry. With global economic concerns and volatility slowly dissipating, and the U.S. presidential election process now completed, we are beginning to see, in early 2013, an increase in discussions surrounding hotel transactions. We expect hotel transaction activity to increase in 2013 as compared to 2012 and recently have raised equity capital to position us to continue pursuing compelling opportunities to make acquisitions and prudently grow our hotel portfolio. We will also continue to proactively asset manage our current hotel portfolio and invest in select return-on-investment projects to generate strong internal growth.

Business Strategy

We believe the following investment criteria and strategy promote the growth of the Trust and our ability to deliver strong total returns to our shareholders:

External growth

We focus our investments primarily in upper-upscale hotels in major business and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locations in the U.S. We believe these types of hotels currently offer the opportunity for stronger returns than hotels in other segments of the industry due to increasing lodging demand, particularly among business travelers, given the resumption in growth of the U.S. economy since 2010.

We pursue investment opportunities primarily in upper-upscale hotels operating under national franchise brands, with which our executive officers have existing relationships, such as Hyatt®, Hyatt Regency®, Hilton®, Marriott®, Renaissance®, Sheraton® and Westin®. In some instances, we may also invest in premium select-service brands, such as Hyatt Place®, Courtyard by Marriott®, and Hilton Garden Inn®, or independent hotels located in urban settings or unique locations. We focus on acquisitions that we believe will strengthen the overall quality of our portfolio and further diversify the portfolio by market, customer type and brand.

We primarily seek to acquire hotels that meet the following investment criteria:

- Strong location: hotels located in high barrier-to-entry markets in the top 25 U.S. Metropolitan Statistical Areas, in close proximity to major market demand generators;
- Market leaders: hotels that are proven leaders in market share, setting the rates in the market and providing superior meeting space, services or amenities; and
- Good condition: hotels that are well-maintained, as determined based on our review of third party property condition reports and other data obtained during our due diligence process.

Additionally, we pursue opportunities for:

- Re-branding: we evaluate opportunities to re-brand certain hotels by determining which brands are available in the market, seeking to quantify the potential improvement in revenue generation and profitability and undertaking a cost/benefit analysis of investing capital to bring the hotel into compliance with the standards of the selected brand. We analyze these opportunities by reviewing the revenue data of the local competitive set of hotels that are branded most similarly to the proposed new brand for the hotel, which data we obtain from a third party, STR. Based on this data, we project the expected revenue for the hotel with the new brand and use hotel industry standards for profit margins to calculate potential profits. These additional profits are then compared to the expected capital costs for the brand conversion to calculate a return on investment, which we use to determine whether it is in our shareholders' interests to undertake the re-branding project.
- Renovation: we consider hotels that are in prime locations and are structurally sound, but have been neglected and can be purchased at attractive prices and renovated and reintroduced into the market at a cost significantly lower than what would have been spent to acquire a stabilized hotel or to develop a new hotel of similar quality. To assess whether to renovate a hotel, we compare the quality and conditions of the physical property and facilities of a target hotel to a local competitive set of hotels and then estimate renovation costs to upgrade the hotel to a competitive quality standard based on its local market. If the purchase price and projected renovation costs are lower than the projected cost to acquire a comparable hotel of similar quality or the costs to develop a new hotel, it could be an attractive acquisition and renovation opportunity.
- New hotel management: we investigate hotel management at underperforming hotels to assess whether we can realize strong returns on our investment by acquiring the hotels at an attractive price and replace the hotel's manager with more highly qualified hotel managers. As part of our diligence efforts, we assess this potential through a review of the operating performance of the hotel and comparison with its local competitive set and industry standards. It could be indicative of poor management if based on this review the hotel underperforms or it is our belief that it could perform better.

Internal growth

We aggressively asset manage our hotels by employing value-added strategies (such as re-branding, renovation or changing hotel management) designed to improve the operating performance and value of our hotels. We do not operate our hotels, but engage reputable independent or brand management companies to operate our hotels. We structure our hotel management agreements to allow us to closely monitor the performance of our hotels and to ensure, among other things, that our third-party managers: (1) implement an approved business and marketing plan; (2) implement a disciplined capital expenditure program; and (3) establish and prudently spend appropriate furniture, fixtures and equipment ("FF&E") reserves.

Hotel Operating Agreements

The following are general descriptions of our management agreements, franchise agreements and lease agreements:

Management agreements

We have entered into management agreements with third parties to manage our hotels. Our hotel managers generally have sole responsibility and authority for the hotel's day to day operations and provide all managerial and other hotel employees, oversee operations and maintenance, prepare reports, budgets and projections and provide other administrative and accounting support services.

Our current management agreements generally provide for base management fees ranging from 2% to 4% of gross hotel revenues and incentive compensation if hotel operating income, as defined in the management agreements, exceeds certain performance thresholds. The incentive management fee is generally calculated as a percentage of hotel operating income after we have received a priority return on our investment in the hotel. The terms of our management agreements generally range from five to 20 years initially, with certain extension and renewal periods. In addition, we may, in certain circumstances, terminate each of the management agreements before the expiration of the initial term if the particular hotel fails to meet specified performance objectives, generally targeted levels of RevPAR and gross operating profit, for specified periods. In addition, certain management agreements impose conditions with respect to (1) levels of mortgage loan financing and (2) conveyances of the hotel or any direct or indirect interest therein to third parties.

Franchise agreements

Of our 15 current hotels, eight operate pursuant to franchise agreements with hotel brand companies, six operate pursuant to management agreements with hotel brand companies that allow them to operate under their respective brands, and one operates as an independent hotel. Under these eight franchise agreements, we generally pay a royalty fee ranging from 3% to 6% of room revenues and up to 3% of food and beverage revenues, plus additional fees for marketing, central reservation systems, and other franchisor costs that amount to between 1% and 5% of room revenues. The franchise agreements specify certain management, operational, recordkeeping, accounting, reporting and marketing standards and procedures with which we must comply. The agreements also obligate us to comply with the franchisor's standards and requirements with respect to training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest room services that may be provided by us, display of signs, and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas. In addition, certain franchise agreements impose conditions with respect to (1) levels of mortgage loan financing and (2) conveyances of the hotel or any direct or indirect interest therein to third parties.

TRS lease agreements

Our lease agreements are inter-company agreements between our property-owning subsidiaries and our TRS lessees. These agreements generally contain customary terms for third-party lease agreements, including customary terms regarding lease payments and other expenses.

Tax Status

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains) to our shareholders. We believe that we have operated and it is our current intention to continue to operate in satisfaction of these requirements and to meet the qualifications for taxation as a REIT. As a REIT, we generally will not be subject to federal corporate income tax on that portion of our taxable income that is currently distributed to shareholders. If we fail to qualify for taxation as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and to federal income and excise taxes on our undistributed taxable income. In addition, taxable income from activities conducted by CHSP TRS is subject to federal and state income taxes.

Seasonality

Demand in the lodging industry is affected by recurring seasonal patterns. For non-resort properties, demand is generally lower in the winter months due to decreased travel and higher in the spring and summer months during the peak travel season. For resort properties, demand is generally higher in the winter months. We expect that our operations will generally reflect non-resort seasonality patterns. Accordingly, we expect that we will have lower revenue, operating income and cash flow in the first and fourth quarters and higher revenue, operating income and cash flow in the second and third quarters. These general trends are, however, expected to be greatly influenced by overall economic cycles.

Competition

We believe that competition for the acquisition of hotels is highly fragmented. We face competition from institutional pension funds, private equity investors, other REITs and numerous local, regional and national owners, including franchisors. Some of these entities may have substantially greater financial resources than we do and may be able and willing to accept more risk than we can prudently manage. Competition generally may increase the bargaining power of property owners seeking to sell and reduce the number of suitable investment opportunities offered to us.

The hotel industry is highly competitive. Our hotels compete with other hotels for guests in each market in which we operate. Competitive advantage is based on a number of factors, including location, convenience, brand affiliation, room rates, range of services and guest amenities or accommodations offered, and quality of customer service. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels operated under brands in the relevant segments. Increased competition could harm our occupancy, ADR and RevPAR, or may require us to provide additional amenities or make capital improvements that we otherwise would not have to make, which may reduce our profitability.

Regulation

Our hotels are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe each of our hotels has the necessary permits and approvals to operate its business, and each is adequately covered by insurance.

Americans with Disabilities Act

Our hotels must comply with Title III of the Americans with Disabilities Act of 1990 ("ADA") to the extent that such hotels are "public accommodations" as defined by the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our hotels where such removal is readily achievable. Although we believe that the hotels in our portfolio substantially comply with present requirements of the ADA, we have not conducted a comprehensive audit or investigation of all of our hotels to determine our compliance, and one or more hotels may not be fully compliant with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our hotels and make alterations as appropriate in this respect.

Environmental matters

Our hotels are subject to various federal, state and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current owner of the property, to perform or pay for the cleanup of contamination (including hazardous substances, waste or petroleum products) at, on, under or emanating from the property and to pay for natural resource damages arising from such contamination. Such laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused such contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned the property at the time it became contaminated, it is possible we could incur cleanup costs or other environmental liabilities even after we sell properties. Contamination at, on, under or emanating from our properties also may expose us to liability to private parties for costs of remediation and/or personal injury or property damage. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. If contamination is discovered on our properties, environmental laws also may impose restrictions on the manner in which the property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all.

Some of our properties may have contained historic uses which involved the use and/or storage of hazardous chemicals and petroleum products (e.*g*., storage tanks, gas stations, dry cleaning operations) which, if released, could have impacted our properties. In addition, some of our properties may be near or adjacent to other properties that have contained or currently contain storage tanks containing petroleum products or conducted or currently conduct operations which utilize other hazardous or toxic substances. Releases from these adjacent or surrounding properties could impact our properties.

Independent environmental consultants have conducted Phase I environmental site assessments on all of the properties in our portfolio and we intend to conduct Phase I environmental site assessments on properties we acquire in the future. Phase I site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the existing Phase I site assessments revealed any past or present environmental condition that we believe would have a material adverse effect on our business, assets or results of operations. However, the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns. Material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future; and future laws, ordinances or regulations may impose material additional environmental liability.

In addition, our hotels are subject to various federal, state, and local environmental, health and safety regulatory requirements that address a wide variety of issues, including, but not limited to, storage tanks, air emissions from emergency generators, storm water and wastewater discharges, lead-based paint, mold and mildew, and waste management. Some of our hotels routinely handle and use hazardous or regulated substances and wastes as part of their operations, which are subject to regulation (*e.g.*, swimming pool chemicals). Our hotels incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable laws. However, we are aware of no past or present environmental liability for non-compliance with environmental laws that we believe would have a material adverse effect on our business, assets or results of operations.

Certain hotels we currently own or those we acquire in the future contain, may contain, or may have contained, asbestos-containing material ("ACM"). Environmental, health and safety laws require that ACM be properly managed and maintained, and include requirements to undertake special precautions, such as removal or abatement, if ACM would be disturbed during maintenance, renovation, or demolition of a building. Such laws regarding ACM may impose fines and penalties on building owners, employers and operators for failure to comply with these requirements or expose us to third-party liability. However, we manage such ACM under asbestos operations and maintenance plans, which we have developed and implemented at each of our hotels where there is known ACM or for which suspected ACM is present.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants, such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from third parties if property damage or personal injury occurs. We are not presently aware of any indoor air quality issues at our properties that could result in a material adverse effect on our business, assets or results of operations.

Employees

As of February 15, 2013, we had 10 employees. All persons employed in the day to day operations of our hotels are employees of the management companies engaged by our TRS lessees to operate such hotels.

Available Information

We maintain an Internet site, www.chesapeakelodgingtrust.com, which contains additional information concerning the Trust. We make available free of charge through our Internet site our filings with the Securities and Exchange Commission (the "SEC") as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. We also post on our Internet site our Code of Business Conduct and Ethics, Principles of Corporate Governance, and the charters of our Audit, Compensation, and Nominating and Corporate Governance Committees of our board of trustees. We intend to disclose on our website any changes to, or waivers from, our Code of Business Conduct and Ethics. Information on our Internet site is neither part of nor incorporated into this Form 10-K.

Item 1A. *Risk Factors*

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occur, our business, financial condition or results of operations could suffer, our ability to make cash distributions to our shareholders could be impaired and the trading prices of our common and preferred shares could decline. You should know that many of the risks described may apply to more than just the subsection in which we grouped them for the purpose of this presentation.

Risks related to our business and hotels

We may not be able to successfully operate or grow our business or generate sufficient operating cash flows to sustain or increase distributions to our shareholders.

Our ability to grow our business and sustain or increase distributions to our shareholders depends on many factors, including the financial performance of our hotels, the availability of additional attractive acquisition opportunities that satisfy our investment strategies and our success in identifying and consummating them on favorable terms. We face competition in acquiring attractive hotels. We cannot assure you that we will be able to acquire hotels with attractive returns or will not seek hotels with greater risk to obtain the same level of returns or that the value of our hotels in the future will not decline substantially. Furthermore, there can be no assurance that our current hotels will continue to generate sufficient operating cash flows to pay our operating expenses and enable us to sustain or increase the amount or rate of distributions we make to our shareholders.

Failure of the lodging industry to exhibit sustained improvement or to improve as expected may adversely affect our ability to execute our business plan.

A substantial part of our business plan is based on our belief that the lodging markets in which we invest will experience improving economic fundamentals in the future. In particular, our business strategy is dependent on our expectation that key industry performance indicators, especially RevPAR, will continue to improve in 2013 and for several years thereafter. There can be no assurance as to whether or to what extent, lodging industry fundamentals will continue to improve. In the event conditions in the industry do not sustain improvement or improve as we expect, or deteriorate, our ability to execute our business plan may be adversely affected.

Because our officers have broad discretion to invest our available cash and the proceeds of financing transactions, they may make investments where the returns are substantially below expectations or which result in net operating losses.

Our officers have broad discretion, within the general investment policies established by our board of trustees, to invest our available cash and proceeds of financing transactions and to determine the timing of such investments. In addition, our investment policies may be amended or revised from time to time at the discretion of our board of trustees, without a vote of our shareholders. Such discretion could result in investments that may not yield returns consistent with investors' expectations or with which you may not agree. These factors may increase the uncertainty, and thus the risk, of investing in our shares. Our failure to invest our available funds effectively or find suitable hotels to acquire in a timely manner or on acceptable terms could result in returns that are substantially below expectations or result in losses, which could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our shareholders.

We cannot assure you that we will be able to identify assets that meet our investment objectives, that we will be successful in consummating any investment opportunities we identify or that one or more investments we may make will generate revenue, income or cash flow. Our inability to do any of the foregoing could materially and adversely affect our results of operations and cash flows and our ability to make distributions to our shareholders.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our president and chief executive officer and our executive vice president, chief financial officer, and treasurer to manage our day to day operations and strategic business direction. The loss of their services, and our inability to find suitable replacements, could have an adverse effect on our operations.

Our returns could be negatively impacted if our third-party hotel managers do not manage our hotels in our best interests.

Since U.S. federal income tax laws restrict REITs and their subsidiaries from operating or managing a hotel, we do not operate or manage our hotels. Instead, we lease all of our hotels to our TRS and our TRS retains third-party managers to operate our hotels pursuant to management agreements. Our cash flow from the hotels may be adversely affected if our managers fail to provide quality services and amenities or if they, our hotel brand companies, or their respective affiliates fail to maintain a quality brand name. In addition, our hotel managers or their affiliates may manage, and in some cases may own, may have invested in or may have provided credit support or operating guarantees to hotels that compete with our hotels, any of which could result in conflicts of interest. As a result, our hotel managers may make decisions regarding competing lodging facilities that are not in our best interests.

We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR and ADR, we are not able to force the management company to change its method of operation of our hotels. If necessary, we generally will attempt to resolve issues with our hotel managers through discussions and negotiations. However, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to litigate the dispute or submit the matter to third-party dispute resolution. We can only seek redress if a management company violates the terms of the applicable management agreement with our TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace any of our management companies, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels.

Funds spent to maintain licensed brand standards or the loss of a brand license may reduce cash available for shareholder distributions.

Most of our hotels operate under licensed brands, either through management or franchise agreements with hotel brand companies that permit us to do so, and we anticipate that some of the hotels we acquire in the future also will operate under licensed brands. We are therefore subject to the risks inherent in concentrating our hotels in several licensed brands. These risks include reductions in business following negative publicity related to one of our licensed brands or arising from or after a dispute with a hotel brand company.

The maintenance of the brand licenses for our hotels is subject to the hotel brand companies' operating standards and other terms and conditions. Hotel brand companies periodically inspect our hotels to ensure that we and our lessees and hotel managers follow their standards. Failure by us, our TRS or one of our hotel managers to maintain these standards or other terms and conditions could result in a brand license being terminated. If a brand license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the hotel brand company for a termination payment, which will vary by hotel brand company and by hotel. As a condition of our continued holding of a brand license, a hotel brand company could also possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a brand license if we do not make hotel brand company-required capital expenditures.

If a hotel brand company terminates the brand license, we may try either to obtain a suitable replacement brand or to operate the hotel without a brand license. The loss of a brand license could materially and adversely affect the operations or the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the hotel brand company. A loss of a brand license for one or more hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our financial condition, results of operations and cash available for distributions to our shareholders.

Our ability to maintain quarterly distributions to our shareholders is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

As a REIT, we are required to distribute at least 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding net capital gains) each year to our shareholders. Future downturns in our operating results and financial performance or unanticipated capital improvements to our hotels, including capital improvements which may be required by the hotel brand companies, may impact our ability to declare or pay distributions to our shareholders. The timing and amount of distributions are in the sole discretion of our board of trustees which considers, among other factors, our financial performance, debt service obligations and debt covenants, capital expenditure requirements, and the number of our shares outstanding. We intend to pay regular quarterly dividends but cannot assure you that we will continue to generate sufficient cash in order to fund distributions in the same aggregate amounts as we have paid in the past or at all.

Among the factors which could adversely affect our results of operations and our distributions to shareholders is the failure of our TRS to make required rent payments because of reduced net operating profits or operating losses, or increased debt service requirements and capital expenditures at our hotels, including capital expenditures required by the hotel brand companies. Among the factors which could reduce the net operating profits of our TRS are decreases in hotel revenues and increases in hotel operating expenses. Hotel revenue can decrease for a number of reasons, including increased competition from a new supply of hotel rooms and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at our hotels.

We lease all of our hotels to our TRS, and our TRS is subject to hotel operating risks, including risks of sustaining operating losses after payment of hotel operating expenses, including management fees. These risks can adversely affect the net operating profits of our TRS, our operating expenses and the amount of cash available for distribution to our shareholders.

Compliance with covenants in our revolving credit facility and other debt instruments may limit our freedom to operate our business and impair our ability to make distributions to our shareholders.

The terms of our revolving credit facility and other debt instruments require us to comply with customary financial and other covenants, including covenants that:

- require us to maintain minimum debt service coverage ratios;
- require us to maintain minimum levels of tangible net worth;
- limit our ability to make certain investments;
- prevent us from incurring total debt in excess of a percentage of our total asset value;
- prohibit us from making annual distributions to our shareholders in excess of 90% of our funds from operations, or FFO, over time, except for such distributions as may be required to enable us to maintain our qualification as a REIT for U.S. federal income tax purposes and prohibit us from making any distributions to shareholders while there is a continuing event of default;
- impose concentration limitations on the value and other characteristics of assets comprising the collateral pool securing the revolving credit facility; and
- limit our ability to engage in a change in control transaction without causing the amounts outstanding under the revolving credit facility to become immediately due and payable.

These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenues. If we fail to comply with any of these requirements, then the related indebtedness, and any other debt containing cross-default or cross-acceleration rights for our lenders, could become immediately due and payable. We cannot assure you that we could pay all of our debt if it became due, or that we could continue in that instance to make distributions to our shareholders and maintain our REIT qualification.

If we are unable to repay or refinance our revolving credit facility and other debt, we may be unable to sustain or increase distributions to our shareholders and our share price may be adversely affected.

Borrowings under our revolving credit facility and our other existing and future debt subject us to many risks, including the risks that:

- our cash flow from operations will be insufficient to make required payments of principal and interest;
- our debt may increase our vulnerability to adverse economic and industry conditions;
- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash available for distribution to our shareholders, funds available for operations and capital expenditures, future business opportunities or other purposes;
- the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and
- the terms of our debt may limit our ability to make distributions to our shareholders and therefore adversely affect the market price of our shares.

If we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, or private or public offerings of debt or equity securities. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotels on disadvantageous terms, potentially resulting in losses adversely affecting cash flow from operating activities. We have placed, and may continue to place, mortgages on our hotels to secure our debt. To the extent we cannot meet our debt service obligations, we risk losing some or all of those hotels to foreclosure.

Interest expense on our debt may limit our cash available to fund our growth strategies and shareholder distributions.

Higher interest rates could increase debt service requirements on floating rate debt and could reduce funds available for operations, distributions to our shareholders, future business opportunities or other purposes.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations and our ability to make shareholder distributions.

We have obtained, and may continue to seek in the future, various forms of interest rate protection—such as swap agreements, interest rate cap contracts or similar agreements—to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our hotel investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer's financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or trustees from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting hotels owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

We rely on technology in our operations and failures, inadequacies or interruptions to our service could harm our business.

The execution of our business strategy is heavily dependent on the use of technologies and systems, including the Internet, to access, store, transmit, deliver and manage information and processes. Although we believe we have taken commercially reasonable steps to protect the security of our systems, there can be no assurance that such security measures will prevent failures, inadequacies or interruptions in system services, or that system security will not be breached. Disruptions in service, system shutdowns and security breaches could have a material adverse effect on our business.

Risks related to the hotel industry

Economic conditions may adversely affect the lodging industry.

The performance of the lodging industry has historically been closely linked to the performance of the general economy and, specifically, growth in U.S. GDP. It is also sensitive to business and personal discretionary spending levels. Declines in corporate budgets and consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence or adverse political conditions can lower the revenues and profitability of our current and future hotels and therefore the net operating profits of our TRS. The recent global economic downturn led to a significant decline in demand for products and services provided by the lodging industry, lower occupancy levels and significantly reduced room rates.

Recovery of demand for products and services provided by the lodging industry generally trails improvement in economic conditions. There can be no assurance of either any increase in demand for hotel rooms from current levels or of the timing or extent of any such demand growth. If demand weakens, our operating results and profitability could be adversely affected. Though we have seen improvement in economic and industry fundamentals, we cannot assure you that these conditions will continue to improve or that the recovery is sustainable. Worsening of the U.S. economy, if experienced, would likely have an adverse impact on our revenues and negatively affect our profitability.

Our ability to sustain the amount of distributions we make to our shareholders may be affected by various operating risks common to the lodging industry.

Our hotels are subject to various operating risks common to the lodging industry, many of which are beyond our control, including the following:

- competition from other hotels in our markets;
- over-building of hotels in our markets, which will adversely affect occupancy and revenues at the hotels we currently own or may acquire;
- dependence on business and commercial travelers and tourism;
- increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;
- increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- adverse effects of international, national, regional and local economic and market conditions;
- unforeseen events beyond our control, such as terrorist attacks, travel related health concerns, including pandemics and epidemics, such as H1N1 influenza (swine flu), avian bird flu and SARS, political instability, regional hostilities, imposition of taxes or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes, tsunamis or earthquakes;
- adverse effects of a downturn in the lodging industry; and
- risks generally associated with the ownership of hotels and real estate, as we discuss in detail below.

These factors could reduce the net operating profits of our TRS, which in turn could adversely affect the amount or frequency of distributions we make to our shareholders.

Our investment opportunities and growth prospects may be affected by competition for acquisitions.

We compete for investment opportunities with other entities, some of which have substantially greater financial resources than we do. This competition may generally limit the number of suitable investment opportunities offered to us, which may limit our ability to grow. This competition may also increase the bargaining power of hotel owners seeking to sell to us, making it more difficult for us to acquire new hotels on attractive terms or at all.

Our revenues and cash available for shareholder distributions may be affected by the seasonality of the hotel industry.

The hotel industry is seasonal in nature. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues and to sustain the amount or quarterly rate of distributions we make to our shareholders.

The cyclical nature of the lodging industry may cause fluctuations in our operating performance.

The lodging industry is highly cyclical in nature. Fluctuations in lodging demand and, therefore, operating performance, are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry's performance and overbuilding has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. Although we believe that supply growth peaked in late 2008 to early 2009, and that lodging demand has begun to rebound and will continue to grow for the next several years, no assurances can be made. An unsustainable rebound in lodging demand or an increased growth in lodging supply, could result in returns that are substantially below expectations or result in losses, which could have a material adverse effect on our business, financial condition, results of operations and the amount of cash available for distributions to our shareholders.

Our concentration in particular segments of a single industry limits our ability to offset the risks of an industry downturn, which could adversely affect our operating performance and cash available for shareholder distributions.

Our entire business is hotel-related. Therefore, a downturn in the lodging industry, in general, and the upper-upscale segment that is the primary focus of our operations, in particular, will have a material adverse effect on our lease revenues and the net operating profits of our TRS and amounts available for distribution to our shareholders.

The ongoing need for capital expenditures at our hotels may limit the amounts available for shareholder distributions.

Our hotels will require periodic renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The hotel brand companies, from whom we license brands for certain of our hotels, also require periodic capital improvements as a condition of keeping the brand licenses. In addition, our hotel managers and lenders require that we set aside annual amounts for capital improvements to our hotels. These capital improvements may give rise to the following risks:

- construction cost overruns and delays;
- a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms;
- uncertainties as to market demand or a loss of market demand after capital improvements have begun; and
- possible environmental problems.

The costs of all these capital improvements could adversely affect our financial condition and amounts available for distribution to our shareholders.

Hotel development is subject to timing, budgeting and other risks. To the extent we acquire hotels that are under development, these risks may adversely affect our operating results and may limit the amounts available for shareholder distributions.

We may in the future acquire hotels while they are under development if suitable opportunities arise, taking into consideration general economic conditions. Hotels involve a number of development risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- acts of God, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project.

To the extent we invest in hotels under development, we cannot assure you that any development project will be completed on time, within budget, or at all. The developer's inability to complete a project on time or within budget may adversely affect the hotel's projected operating results and limit amounts available for distributions to our shareholders.

In addition, we have made in the past and may in the future make loans to permit the developers to complete the project we have contracted to purchase. These loans might be subordinated to the developer's primary construction financing, and therefore may expose us to risks of loss of some or all of the principal we have extended if the developer, despite our financing, is unable to complete the project timely or on budget. Any losses we incur on a loan we have extended or may extend in the future could have a material adverse effect on our results of operations and financial condition.

The hotel business is capital-intensive, and our inability to obtain financing could limit our growth.

Our hotels will require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotels will require significant capital expenditures. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income (determined before the deduction for dividends paid and net of capital gains) each year to maintain our qualification as a REIT for U.S. federal income tax purposes. As a result, our ability to fund capital expenditures, acquisitions or hotel development through any retained earnings would be limited. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. Neither our declaration of trust nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

The use of Internet travel intermediaries by consumers may adversely affect our profitability.

Some of our hotel rooms are booked through Internet travel intermediaries, including, but not limited to, Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us and our hotel managers. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to the brands under which our hotels are franchised. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability could be adversely affected.

Future terrorist attacks or changes in terror alert levels could adversely affect our growth strategies, our ability to obtain financing, our ability to insure our hotels and our overall financial condition.

Previous terrorist attacks in the U.S. and subsequent terrorist alerts have adversely affected the travel and hospitality industries. The impact that terrorist attacks in the U.S. or elsewhere could have on domestic and international markets and our business in particular is indeterminable. It is possible that such attacks or the threat of such attacks could have a material adverse effect on our business, our ability to finance our business, our ability to insure our hotels and/or our results of operations and financial condition as a whole.

Uninsured and underinsured losses could adversely affect our operating results and the amount of cash available for distributions to our shareholders.

We maintain comprehensive insurance on each of the hotels we own, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. Various types of catastrophic losses, like earthquakes and floods, losses from foreign terrorist activities, such as those on September 11, 2001, or losses from domestic terrorist activities, such as the Oklahoma City bombing on April 19, 1995, may not be fully insurable.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the hotel. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed hotel.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental matters

Our hotels are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as the owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property. Under the environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the cleanup of that facility if it becomes contaminated and threatens human health or the environment. A person that arranges for the disposal, transport for disposal, or treatment of a hazardous substance at a property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. An example would be laws that require a business using chemicals (such as swimming pool chemicals at a hotel) to manage them carefully and to notify local officials that the chemicals are being used.

The costs to clean up a contaminated property, to defend against a claim or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our shareholders. We can make no assurances that (1) future laws or regulations will not impose material environmental liabilities or (2) the current environmental condition of our hotels will not be affected by the condition of properties in the vicinity of our hotels (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Americans with Disabilities Act and other changes in governmental rules and regulations

Under the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. Although we believe that our hotels substantially comply with present requirements of the ADA, we have not conducted a comprehensive audit or investigation of all of our hotels to determine our compliance, and one or more hotels may not be fully compliant with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our hotels and to make alterations as appropriate in this respect. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and amount of cash available for distributions to our shareholders could be adversely affected.

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor, which could increase our operating costs, reduce the flexibility of our hotel managers to adjust the size of the workforce at our hotels and impair our ability to make distributions to our shareholders.

We have entered into management agreements with third-party hotel managers to operate our hotels. Our hotel managers are responsible for hiring and maintaining the labor force at each of our hotels. Although we do not directly employ or manage employees at our hotels, we are subject to many of the costs and risks generally associated with the hotel labor force, particularly those hotels with unionized labor. From time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. Additionally, hotels where our managers have collective bargaining agreements with employees are more highly affected by labor force activities than others. The resolution of labor disputes or renegotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our hotel managers to reduce the size of hotel workforces during an economic downturn because collective bargaining agreements are negotiated between the hotel managers and labor unions. We do not have the ability to control the outcome of these negotiations.

General risks related to the real estate industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our hotels and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotels in our portfolio in response to changing economic, financial and investment conditions may be limited. The real estate market is affected by many factors that are beyond our control, including:

- adverse changes in international, national, regional and local economic and market conditions;
- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the ongoing need for capital improvements, particularly in older structures;
- changes in operating expenses; and
- civil unrest, acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism, including the consequences of the terrorist acts, such as those that occurred on September 11, 2001.

We may decide in the future to sell one or more of our hotels. We cannot predict whether we will be able to sell any hotel for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel.

We may be required to expend funds to correct defects or to make improvements before a hotel can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel, we may agree to lock-out provisions that materially restrict us from selling that hotel for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that hotel. These factors and any others that would impede our ability to respond to adverse changes in the performance of our hotels could have a material adverse effect on our operating results and financial condition, as well as the amount of cash available for distributions to shareholders.

Increases in our property taxes would adversely affect the amount of cash available for distributions to our shareholders.

Each of our hotels is subject to real and personal property taxes. These taxes on our hotels may increase as tax rates change and as the hotels are assessed or reassessed by taxing authorities. If property taxes increase, the amount of cash available for distributions to our shareholders may decrease.

Risks related to our organization and structure

Our rights and the rights of our shareholders to take action against our trustees and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Under Maryland law generally, a trustee is required to perform his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, trustees are presumed to have acted with this standard of care. In addition, our declaration of trust limits the liability of our trustees and officers to us and our shareholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust obligates us to indemnify our trustees and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each trustee or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we are obligated under our declaration of trust and bylaws to pay and advance the defense costs that may be incurred by our trustees and officers. As a result, we and our shareholders may have more limited rights against our trustees and officers than might otherwise exist absent the current provisions in our declaration of trust and bylaws or that might exist with other companies.

Failure to make required distributions would subject us to tax.

In order for U.S. federal corporate income tax not to apply to earnings that we distribute, each year we must pay out to our shareholders in distributions at least 90% of our REIT taxable income (determined before the dividends paid deduction and excluding any net capital gains). To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. Our only source of funds to make these distributions comes from distributions that we receive from the Operating Partnership. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax in a particular year. To the extent that the terms of our revolving credit facility or other debt obligations limit our ability to distribute sufficient taxable income to comply with these distribution requirements, we could be subject to some federal corporate income tax or even fail to qualify as a REIT.

Failure to qualify, or failure to remain qualified, as a REIT would subject us to U.S. federal income tax and potentially to additional state and local taxes.

We have been organized and we intend to continue to operate in a manner that will enable us to maintain our qualification as a REIT for U.S. federal income tax purposes.

The REIT qualification requirements are extremely complex and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so we can qualify, or remain qualified, as a REIT. At any time, new legislation, administrative guidance, or court decisions, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT.

To qualify as a REIT, we are required to satisfy several asset and income tests. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, there can be no assurance that the IRS will not contend that our hotel leases, interests in subsidiaries or interests in securities of other issuers will not cause a violation of the REIT requirements.

If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our shareholders would not be deductible by us in computing our taxable income. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Internal Revenue Code to maintain our qualification as a REIT. We might need to borrow money or sell hotels in order to pay any such tax. Unless we are entitled to relief under certain Internal Revenue Code provisions, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends, which could adversely affect the value of our common shares if they are perceived as less attractive investments.

The American Taxpayer Relief Act of 2012 (the "ATRA") was enacted on January 3, 2013. Under the ATRA, for taxable years beginning in 2013, for non-corporate taxpayers, the maximum rate applicable to "qualified dividend income" paid by regular "C" corporations to U.S. shareholders generally is 20%, and there is no certainty as to how long this rate will be applicable. Dividends payable by REITs, however, generally are not eligible for the current reduced rate. Although the ATRA does not adversely affect the taxation of REITs or dividends payable by REITs, it could cause non-corporate taxpayers to perceive investments in REITs to be relatively less attractive than investments in the stocks of regular "C" corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our shares.

If our leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.

One of the requirements for us to qualify as a REIT is that we are required to satisfy two gross income tests, pursuant to which specified percentages of our gross income must be passive income, such as rent. For the rent paid pursuant to the hotel leases with our TRS, which constitutes substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and must not be treated as service contracts, joint ventures or some other type of arrangement. We structure our leases so that the leases will be respected as true leases for U.S. federal income tax purposes, but there can be no assurance that the IRS will agree with this characterization. If the leases are not respected as true leases for U.S. federal income tax purposes, we will not be able to satisfy either of the two gross income tests applicable to REITs and likely would lose our REIT qualification for U.S. federal income tax purposes.

If our TRS fails to qualify as a "taxable REIT subsidiary" under the Internal Revenue Code, we would fail to qualify as a REIT.

Rent paid by a lessee that is a "related party tenant" of ours is not qualifying income for purposes of the two gross income tests applicable to REITs. We lease all of our hotels to our TRS. So long as any TRS lessee qualifies as a TRS, it will not be treated as a "related party tenant" with respect to our hotels that are managed by a qualifying independent hotel management company. We believe that our TRS qualifies to be treated as a TRS for U.S. federal income tax purposes, but there can be no assurance that the IRS will not challenge the status of our TRS for U.S. federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in disqualifying our TRS from treatment as a TRS, it is possible that we would fail to meet the asset tests applicable to REITs and substantially all of our income would fail to qualify for the gross income tests. If we failed to meet either the asset or gross income tests, we would likely lose our REIT qualification for U.S. federal income tax purposes.

If our hotel managers do not qualify as "eligible independent contractors," or if our hotels are not "qualified lodging facilities," we will fail to qualify as a REIT.

Each hotel with respect to which our TRS lessee pays rent must be a "qualified lodging facility." A "qualified lodging facility" is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. As of the date hereof, we believe that all of the hotels leased to our TRS are qualified lodging facilities. Although we intend to monitor future acquisitions and improvements of hotels, the REIT provisions of the Internal Revenue Code provide only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied in all cases.

If our hotel managers do not qualify as "eligible independent contractors," we will likely fail to qualify as a REIT for U.S. federal income tax purposes. Each of the hotel management companies that enters into a management contract with our TRS must qualify as an "eligible independent contractor" under the REIT rules in order for the rent paid to us by our TRS to be qualifying income for our REIT income test requirements. Among other requirements, in order to qualify as an eligible independent contractor, a hotel manager must not own more than 35% of our outstanding shares (by value) and no person or group of persons can own more than 35% of our outstanding shares and the ownership interests of the hotel manager, taking into account only owners of more than 5% of our shares and, with respect to ownership interests in such hotel managers that are publicly traded, only holders of more than 5% of such ownership interests. Complex ownership attribution rules apply for purposes of these 35% thresholds. Although we monitor ownership of our shares by our hotel managers and their owners, and certain provisions of our declaration of trust are designed to prevent ownership of our shares in violation of these rules, there can be no assurance that these ownership levels will not be exceeded.

Provisions of our declaration of trust may limit the ability of a third party to acquire control of the Trust, even if our shareholders believe the change of control is in their best interest.

Common share and preferred share ownership limits

Our declaration of trust provides that, unless an exemption were to be granted by our board of trustees, no person may directly or indirectly own more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate outstanding common shares or more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate preferred shares of each class or series outstanding. These ownership limitations, as well as certain other limits intended to protect our REIT qualification, may prevent an acquisition of control of the Trust by a third party without our board of trustees' approval, even if our shareholders believe the change of control is in their interest.

Authority to issue shares of beneficial interest

Our declaration of trust authorizes our board of trustees to issue up to 400,000,000 common shares and up to 100,000,000 preferred shares without approval of our shareholders. The board's authority to issue additional shares without shareholder approval could be used as an anti-takeover defense. For example, the board could create a new series of preferred shares with special voting, conversion, or control rights that could make a takeover more difficult. Accordingly, issuances of additional shares may have the effect of delaying or preventing a change in control of the Trust, including transactions at a premium over the market price of our shares, even if shareholders believe that a change of control is in their interest.

Certain provisions of Maryland law could inhibit changes in control

Certain provisions of Maryland law may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of our common shares. The "business combination" provisions of Maryland law generally prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the shareholder becomes an interested shareholder. After the five-year prohibition, any business combination between us and an interested shareholder generally must be recommended by our board of trustees and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of our outstanding voting shares; and (2) two-thirds of the votes entitled to be cast by holders of the our outstanding voting shares of other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if our common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by a board of trustees prior to the time that the interested shareholder becomes an interested shareholder. Pursuant to the statute, our board of trustees has by resolution exempted business combinations between us and any other person, provided that such business combination is first approved by our board of trustees (including a majority of our trustees who are not affiliates or associates of such person). Further, under our declaration of trust, a trustee may be removed at any time, but only with cause, at a meeting of the shareholders by the affirmative vote of the holders of not less than two-thirds of the shares then outstanding and entitled to vote generally in the election of trustees.

The "control share" provisions of Maryland law provide that "control shares" of a Maryland corporation (defined as shares which, when aggregated with other shares controlled by the shareholder (except solely by virtue of a revocable proxy), entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our personnel who are also our trustees. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

The "unsolicited takeover" provisions of Maryland law permit our board of trustees, without shareholder approval and regardless of what is currently provided in our declaration of trust or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not yet have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then current market price.

Our ownership limitations may restrict or prevent you from engaging in certain transfers of our common and preferred shares.

In order to maintain our REIT qualification, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the U.S. federal income tax laws to include certain entities) at any time during the last half of each taxable year following our first year. To preserve our REIT qualification, our declaration of trust contains a common share ownership limit and a preferred share ownership limit and other related limitations on transfer. Generally, any common shares owned by affiliated owners will be added together for purposes of the common share ownership limit, and any shares of a given class or series of preferred shares owned by affiliated owners will be added together for purposes of the preferred share ownership limit.

If anyone transfers shares in a way that would violate the common share ownership limit or the preferred share ownership limit, or prevent us from continuing to qualify as a REIT under the U.S. federal income tax laws, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the common share ownership limit or the preferred share ownership limit. If this transfer to a trust fails to prevent such a violation or our continued qualification as a REIT, then the initial intended transfer shall be null and void from the outset. The intended transferee of those shares will be deemed never to have owned the shares. Anyone who acquires shares in violation of the common share ownership limit or the preferred share ownership limit or the other restrictions on transfer in our declaration of trust bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our shares falls between the date of purchase and the date of redemption or sale.

Our ownership of our TRS will be limited and our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

A REIT may own up to 100% of the equity interest of an entity that is a corporation for U.S. federal income tax purposes if the entity is a TRS. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross operating income from hotel operations pursuant to hotel management agreements. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation.

Our TRS will pay U.S. federal income tax and applicable state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed by such TRS to us. We believe that the aggregate value of the stock and securities of our TRS has been and will be less than 25% of the value of our total assets (including our TRS stock and securities). Furthermore, we monitor the value of our investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations. There can be no assurance, however, that we will be able to comply with the 25% limitation discussed above.

Rents paid to us by our TRS may not be based on net income or profits to qualify as "rents from real property." We receive "percentage rents" calculated based on gross revenues of the hotels subject to leases to our TRS – not on net income or profits. We believe our rents reflect normal business practices in this regard but there can be no assurance the IRS will agree.

If the IRS determines that the rents charged under our leases with our TRS are excessive, their deductibility may be challenged at the TRS level, and we could be subject to a 100% excise tax on "re-determined rent" or "re-determined deductions" to the extent rents exceed an arm's length amount. We believe our rents reflect normal business practices in this regard but there can be no assurance the IRS will agree.

U.S. federal income tax provisions applicable to REITs may restrict our business decisions regarding the potential sale of a hotel.

The U.S. federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% excise tax. Under existing law, whether property, including hotels, is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends upon all of the facts and circumstances with respect to the particular transaction. We intend to hold our hotels for investment with a view to long-term appreciation, to engage in the business of acquiring and owning hotels and to make occasional sales of hotels consistent with our investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of these sales are subject to the 100% excise tax. Moreover, the potential application of this penalty tax could deter us from selling one or more hotels even though it otherwise would be in the best interests of us and shareholders for us to do so. There is a statutory safe harbor available for a limited number of sales in a single taxable year of properties that have been owned by a REIT for at least two years, but that safe harbor likely would not apply to all sales transactions that we might otherwise consider. As a result, we may not be able to vary our portfolio promptly in response to economic or other conditions or on favorable terms, which may adversely affect us.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because the TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in the TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

The ability of our board of trustees to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our declaration of trust provides that our board of trustees may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our shareholders, which may have adverse consequences on our total return to our shareholders.

The ability of our board of trustees to change our major corporate policies may not be in your interest.

Our board of trustees determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our shareholders.

If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial results, which could harm our business and the market value of our shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent auditors annually issue their own opinion on our internal control over financial reporting. Though we invest substantial resources in maintaining adequate control over our financial reporting and financial processes, we cannot be certain that we will be successful. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market value of our shares. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner.

Risks related to share ownership

We have not established a minimum distribution payment level, and we may be unable to generate sufficient cash flows from our operations to make distributions to our shareholders at any time in the future.

We are generally required to distribute to our shareholders at least 90% of our "REIT taxable income" (subject to certain adjustments and excluding any net capital gains) each year for us to maintain our qualification as a REIT under the Internal Revenue Code, which requirement we currently intend to satisfy, and we must distribute 100% of our taxable income, including capital gains, to eliminate U.S. federal tax liability. To the extent we satisfy the 90% distribution requirement but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income.

Subject to maintaining our REIT qualification, we intend to continue to make regular quarterly distributions to our shareholders, but no assurances can be made that we will continue to generate sufficient income to distribute aggregate amounts in the future similar to those distributed in the past. Our board of trustees has the sole discretion to determine the timing, form and amount of any distributions to our shareholders. Our board of trustees will make determinations regarding distributions based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of trustees may deem relevant from time to time. The per share amount of future distributions also will be affected by the number of common and preferred shares that are outstanding from time to time.

Among the factors that could impair our ability to make distributions to our shareholders are:

- our inability to invest our available cash;
- our inability to realize attractive risk-adjusted returns on our investments;
- unanticipated expenses that reduce our cash flow;
- defaults in our investment portfolio or decreases in the value of the underlying assets; and
- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, no assurance can be given that the level of any distributions we make to our shareholders in the future will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of our shares.

In addition, distributions that we make to our shareholders will generally be taxable to our shareholders as ordinary income. However, a portion of our distributions may be designated by us as long-term capital gains to the extent that they are attributable to capital gain income recognized by us or may constitute a return of capital to the extent that they exceed our E&P as determined for tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a shareholder's investment in our shares.

Our shares are thinly traded, which may limit your ability to liquidate your investment.

Our common shares have traded on the NYSE since our IPO was completed in January 2010, and our series A preferred shares have traded on the NYSE since the completion of our offering of such shares in July 2012. Since such times, such shares have traded in relatively small average daily volumes. If our shares continue to be thinly traded, it may enhance volatility in the share price and make it difficult for investors to buy or sell shares in the public market without materially affecting the sales price. Further, investors seeking to buy or sell a large quantity of our shares in the public market may be unable to do so within one or more trading days. We cannot assure you that a more robust trading market will develop or be sustained. If limited trading in our shares continues, it may be difficult for you to sell your shares in the public market at any given time at prevailing prices.

The market price of our shares may vary substantially, which may cause the value of your investment to fluctuate.

The trading prices of equity securities issued by REITs have historically been affected by changes in market interest rates. One of the factors that may influence the price of our shares in public trading markets is the annual yield from distributions on our common or preferred shares as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to shareholders, may lead prospective purchasers of our shares to demand a higher annual yield, which could reduce the market price of our shares.

Other factors that could affect the market price of our shares include the following:

- actual or anticipated variations in our quarterly results of operations;
- changes in market valuations of companies in the hotel or real estate industries;
- changes in expectations of future financial performance or changes in estimates of securities analysts;
- fluctuations in stock market prices and volumes;
- issuances of common or preferred shares or other securities in the future;
- the addition or departure of key personnel;
- announcements by us or our competitors of acquisitions, investments or strategic alliances; and

- unforeseen events beyond our control, such as terrorist attacks, travel related health concerns including pandemics and epidemics, such as H1N1 influenza (swine flu), avian bird flu and SARS, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes, tsunamis or earthquakes.

Holders of our outstanding series A preferred shares have dividend, liquidation and other rights that are senior to the rights of the holders of our common shares.

As of December 31, 2012, 5,000,000 of our series A preferred shares were issued and outstanding. Holders of our outstanding series A preferred shares are entitled to cumulative dividends before any dividends may be declared or set aside on our common shares. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common shares, holders of our series A preferred shares are entitled to receive a liquidation preference of $25.00 per share plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common shares. In addition, holders of our series A preferred shares have the right to elect two additional trustees to our board of trustees whenever dividends are in arrears in an aggregate amount equivalent to six or more quarterly dividends, whether or not consecutive.

The change of control conversion and redemption features of our series A preferred shares may make it more difficult for a party to take over the Trust or discourage a party from taking over the Trust.

Upon the occurrence of a change of control, the result of which our common shares and the common securities of the acquiring or surviving entity (or American Depositary Receipts representing such securities) are not listed on the NYSE, the NYSE Amex Equities or the NASDAQ Stock Market or listed or quoted on a successor exchange or quotation system, holders of our series A preferred shares will have the right (unless we have provided or provide notice of our election to redeem the series A preferred shares) to convert some or all of their series A preferred shares into our common shares (or equivalent value of alternative consideration), and under these circumstances we will also have a special optional redemption right to redeem the series A preferred shares. Upon such a conversion, the holders of series A preferred shares will be limited to a maximum number of our common shares equal to 2.9189 multiplied by the number of series A preferred shares converted. Those features of the series A preferred shares may have the effect of inhibiting a third party from making an acquisition proposal for the Trust or of delaying, deferring or preventing a change of control of the Trust under circumstances that otherwise could provide our shareholders with the opportunity to realize a premium over the then-current market price or that our shareholders may otherwise believe is in their best interests.

Future issuances of debt or equity securities ranking senior to our shares may adversely affect the market price of our shares.

In addition to our outstanding series A preferred shares, in the future we may decide to issue additional equity securities ranking senior to our common shares. In addition, we may decide to issue debt securities in the future ranking senior to both our common and preferred shares, and it is possible that these securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and may result in dilution to owners of our common shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances. Thus holders of our shares will bear the risk of future issuances reducing the market price of our shares, lowering the per share amount of distributions we may pay and diluting the value of their investment in us.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

As of February 15, 2013, we owned the following 15 hotels:

Hotel	Number of Rooms	Location
Hyatt Regency Boston	502	Boston, MA
Hilton Checkers Los Angeles	188	Los Angeles, CA
Courtyard Anaheim at Disneyland Resort	153	Anaheim, CA
Boston Marriott Newton	430	Newton, MA
Le Meridien San Francisco	360	San Francisco, CA
Homewood Suites Seattle Convention Center	195	Seattle, WA
W Chicago – City Center	403	Chicago, IL
Hotel Indigo San Diego Gaslamp Quarter	210	San Diego, CA
Courtyard Washington Capitol Hill/Navy Yard	204	Washington, DC
Hotel Adagio San Francisco	171	San Francisco, CA
Denver Marriott City Center	613	Denver, CO
Holiday Inn New York City Midtown – 31st Street	122	New York, NY
W Chicago – Lakeshore	520	Chicago, IL
Hyatt Regency Mission Bay Spa and Marina	429	San Diego, CA
The Hotel Minneapolis, Autograph Collection	222	Minneapolis, MN
Total number of rooms	4,722	

Item 3. *Legal Proceedings*

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common shares trade on the NYSE under the symbol "CHSP". The closing price of our common shares on the NYSE on December 31, 2012 was $20.88 per share. The following table sets forth, for the periods indicated, the high and low sales prices as reported on the NYSE and dividends declared per common share:

	Price Range		Dividends Declared
	High	Low	
2012			
First quarter	$18.49	$15.63	$0.22
Second quarter	$18.65	$16.56	$0.22
Third quarter	$21.11	$15.69	$0.22
Fourth quarter	$20.91	$17.51	$0.22
2011			
First quarter	$19.48	$16.32	$0.20
Second quarter	$18.16	$16.32	$0.20
Third quarter	$17.80	$11.09	$0.20
Fourth quarter	$16.33	$10.69	$0.20

Shareholder Information

As of February 15, 2013, there were 14 registered holders of record of our common shares. This figure does not include beneficial owners who hold shares in nominee form.

In order to comply with certain requirements related to our qualification as a REIT, our declaration of trust includes several restrictions on ownership of our shares, including that shareholders are generally restricted from owning more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding common or preferred shares of beneficial interest.

Distribution Information

In order to maintain our qualification as a REIT, we must annually distribute to our shareholders at least 90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains). For federal income tax purposes, distributions that we make may consist of ordinary income, capital gains, nontaxable return of capital or a combination of those items. Distributions that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend, which reduces a shareholder's basis in its shares and will not be taxable to the extent that the distribution equals or is less than the shareholder's basis in the shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the shareholder's basis in its shares, that distribution will be treated as a gain from the sale or exchange of that shareholder's shares. Every year, we notify shareholders of the taxable composition of distributions paid during the preceding year.

The following characterizes distributions paid per share for the years ended December 31, 2012 and 2011:

	2012		2011	
	$	%	$	%
Common shares:				
Ordinary income	$0.799612	92.98%	$0.572520	95.42%
Return of capital	0.060388	7.02%	0.027480	4.58%
Capital gain distribution	—	—	—	—
	$0.860000	100.00%	$0.600000	100.00%
Preferred shares:				
Ordinary income	$0.957975	100.00%	$ —	—
Return of capital	—	—	—	—
Capital gain distribution	—	—	—	—
	$0.957975	100.00%	$ —	—

We intend to continue to declare quarterly distributions to our shareholders. The amount, timing and frequency of future distributions will be determined by our board of trustees based upon a number of factors, including:

- actual results of operations;
- the timing of the investment of proceeds from future share offerings;
- debt service requirements;
- capital expenditure requirements for our hotels;
- our taxable income;
- the annual distribution requirement under the REIT provisions of the Internal Revenue Code;
- our operating expenses; and
- other factors that our board of trustees may deem relevant.

The amount of cash available for distributions to our shareholders depends upon our receipt of distributions from our operating partnership, which may depend upon receipt of lease payments from our TRS, and, in turn, upon the management of our hotels by the various managers our TRS has engaged to operate our hotels. In addition to the factors outlined above, the per share amounts of future distributions will depend on the number of our common and preferred shares outstanding from time to time.

The terms of our revolving credit facility also limit our ability to make distributions to our shareholders. Under the terms of the revolving credit facility, provided no event of default thereunder has occurred, we may make distributions to our common shareholders so long as the payments, together with any previous such cash payments in the same fiscal year, are not in excess of the greater of (1) 90% of our funds from operations during such fiscal year and (2) the amount required (on an annualized basis) for us to maintain our status as a REIT.

Issuer Purchases of Equity Securities

The following table provides information about our purchase of our common shares during the three months ended December 31, 2012:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2012—October 31, 2012	—	$ —	n/a	n/a
November 1, 2012—November 30, 2012 ..	—	$ —	n/a	n/a
December 1, 2012—December 31, 2012 ...	8,242	$20.88	n/a	n/a
	8,242	$20.88	n/a	n/a

We do not currently have a repurchase plan or program in place. However, we do provide employees, who have been issued restricted common shares, the option of selling shares to us to satisfy the minimum statutory tax withholding requirements on the date their shares vest. The common shares repurchased during the three months ended December 31, 2012 related to such repurchases.

Item 6. *Selected Financial Data*

We were organized in the state of Maryland in June 2009 and completed our IPO on January 27, 2010. We have since acquired 15 hotels with aggregate purchase prices of $1.2 billion. Our results of operations for the year ended December 31, 2012 include the operating activity of 11 hotels for the full year and four hotels for part of the year. Our results of operations for the year ended December 31, 2011 include the operating activity of five hotels for the full year and six hotels for part of the year (operating results for the Holiday Inn New York City Midtown – 31st Street are not included as the hotel opened for business on January 19, 2012). Our results of operations for the year ended December 31, 2010 include the operating activity of five hotels for part of the year. The following table includes selected historical financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto, both included elsewhere in this Form 10-K (in thousands, except share and per share data).

	Year Ended December 31,		
	2012	2011	2010
Statement of Operations Data:			
Revenues	$ 278,276	$ 172,191	$ 54,194
Hotel operating expenses, excluding depreciation and amortization	185,842	116,127	37,341
Corporate general and administrative:			
Share-based compensation	3,165	3,094	1,689
Hotel acquisition costs	2,994	5,081	3,597
Other	8,132	6,902	5,396
Net income (loss)	27,177	9,036	(674)
Net income (loss) available per common share—basic and diluted	0.66	0.30	(0.07)
Weighted-average common shares outstanding—basic and diluted	34,048,752	29,413,841	11,236,120
Other Financial Data:			
Net cash provided by (used in):			
Operating activities	67,737	36,708	12,199
Investing activities	(270,459)	(491,991)	(411,199)
Financing activities	214,956	465,692	409,528

	As of December 31,			
	2012	2011	2010	2009
Balance Sheet Data:				
Cash and cash equivalents	$ 33,194	$ 20,960	$ 10,551	$ 23
Investments in hotels, net	1,147,104	919,206	400,634	—
Total assets	1,232,828	971,138	425,308	435
Long-term debt	405,208	407,736	105,000	—
Total shareholders' equity	766,808	520,129	305,256	1

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

The Trust was organized as a self-advised REIT in the state of Maryland in June 2009, with a focus on investments primarily in upper-upscale hotels in major business and convention markets and, on a selective basis, premium select-service hotels in urban settings or unique locations in the U.S. We believe industry dynamics since our inception have created and will continue to create attractive opportunities to acquire high-quality hotels, at prices below replacement costs, with attractive yields on investment and upside potential. We completed our IPO in January 2010 and have since acquired or committed to acquire the following 16 hotels:

Hotel	Location	Rooms	Acquisition Date
Hyatt Regency Boston	Boston, MA	502	March 18, 2010
Hilton Checkers Los Angeles	Los Angeles, CA	188	June 1, 2010
Courtyard Anaheim at Disneyland Resort	Anaheim, CA	153	July 30, 2010
Boston Marriott Newton	Newton, MA	430	July 30, 2010
Le Meridien San Francisco	San Francisco, CA	360	December 15, 2010
Homewood Suites Seattle Convention Center	Seattle, WA	195	May 2, 2011
W Chicago – City Center	Chicago, IL	403	May 10, 2011
Hotel Indigo San Diego Gaslamp Quarter	San Diego, CA	210	June 17, 2011
Courtyard Washington Capitol Hill/Navy Yard	Washington, DC	204	June 30, 2011
Hotel Adagio San Francisco	San Francisco, CA	171	July 8, 2011
Denver Marriott City Center	Denver, CO	613	October 3, 2011
Holiday Inn New York City Midtown – 31st Street	New York, NY	122	December 22, 2011
W Chicago – Lakeshore	Chicago, IL	520	August 21, 2012
Hyatt Regency Mission Bay Spa and Marina	San Diego, CA	429	September 7, 2012
The Hotel Minneapolis, Autograph Collection	Minneapolis, MN	222	October 30, 2012
Hyatt Place New York Midtown South	New York, NY	185	Under contract
		4,907	

Hotel Operating Metrics

We believe that the results of operations of our hotels are best explained by three key performance indicators: occupancy, ADR and RevPAR, which is room revenue divided by total number of available rooms. RevPAR does not include food and beverage revenues or other ancillary revenues, such as parking, telephone or other guest services provided by the hotel.

Occupancy is a major driver of room revenue, as well as other revenue categories, such as food and beverage and parking. ADR helps to drive room revenue as well; however, it does not have a direct effect on other revenue categories. Fluctuations in occupancy are accompanied by fluctuations in most categories of variable operating costs, such as utility costs and certain labor costs such as housekeeping, resulting in varying levels of hotel profitability. Increases in ADR typically result in higher hotel profitability since variable hotel expenses generally do not increase correspondingly. Thus, increases in RevPAR attributable to increases in occupancy are accompanied by increases in most categories of variable operating costs, while increases in RevPAR attributable to increases in ADR are accompanied by increases in limited categories of operating costs, such as management fees and franchise fees.

Executive Summary

Our hotel portfolio continued its strong performance during 2012 as the U.S. lodging industry experienced improving fundamentals for the third consecutive year since the economic recession of 2008-2009. We remained active in growing our hotel portfolio in 2012 by acquiring or committing to acquire four high-quality hotels located in major markets with high barriers-to-entry for an aggregate purchase price of $310.2 million. We funded these acquisitions by raising approximately $253.2 million of net proceeds from preferred and common share offerings during the year. In addition, we were able to take advantage of the attractive interest rate environment and extend debt maturities by closing on $130.0 million of new secured financings and amending our revolving credit facility.

Our hotel portfolio significantly outperformed the overall U.S. lodging industry in RevPAR in 2012. We believe our outperformance was a result of our intense asset management and because our hotels are located in major markets, and specifically, in several of the strongest performing markets in the U.S., including Boston, San Francisco, Los Angeles, and San Diego. Occupancy at our hotels is primarily driven by business transient customers, from which segment we continue to see strong demand for rooms. Because occupancy at our hotels were at high levels (78.4% during the year), our hotel operators were able to exercise pricing power and aggressively increase ADR, and as a result, also significantly increase hotel profitability.

During the year, we completed the renovation and repositioning of the Hotel Adagio San Francisco, the addition of 35 rooms to the top two vacant floors of the W Chicago – City Center, and certain capital projects at the Hyatt Regency Boston and the Hotel Indigo San Diego Gaslamp Quarter. We are in the process of completing, or planning to complete in the future, certain capital projects at various other hotels, including a comprehensive renovation of the W Chicago – Lakeshore expected to commence in the fourth quarter 2013. We will continue to evaluate and invest in select return-on-investment projects. We expect positive operating trends for our hotel portfolio to continue through the remainder of 2013 and for several years thereafter as a result of favorable hotel supply and demand fundamentals in our geographic markets and the completion of our return-on-investment projects.

Subsequent to December 31, 2012, we were able to raise an additional $165.8 million of net proceeds from a common share offering. We also took further advantage of the attractive interest rate environment and extend debt maturities by closing on a $32.0 million secured financing. With global economic concerns and volatility slowly dissipating, and the U.S. presidential election process now completed, we are beginning to see, in early 2013, an increase in discussions surrounding hotel transactions. We expect hotel transaction activity to increase in 2013 as compared to 2012 and we expect to use these additional funds to continue pursuing compelling opportunities to make acquisitions and prudently grow our hotel portfolio.

Results of Operations

Comparison of years ended December 31, 2012 and 2011

Results of operations for the year ended December 31, 2012 include the operating activity of 11 hotels for the full year and four hotels for part of the year, whereas the results of operations for the year ended December 31, 2011 include the operating activity of five hotels for the full year and six hotels for part of the year. As a result, comparisons of results of operations between the periods are not meaningful.

Revenues – Total revenue for the years ended December 31, 2012 and 2011 was $278.3 million and $172.2 million, respectively. Total revenue for the year ended December 31, 2012 included rooms revenue of $210.3 million, food and beverage revenue of $57.7 million, and other revenue of $10.3 million. Total revenue for the year ended December 31, 2011 included rooms revenue of $128.7 million, food and beverage revenue of $37.8 million, and other revenue of $5.7 million.

Hotel operating expenses – Hotel operating expenses, excluding depreciation and amortization, for the years ended December 31, 2012 and 2011 were $185.8 million and $116.1 million, respectively. Direct hotel operating expenses for the year ended December 31, 2012 included rooms expense of $48.2 million, food and beverage expense of $41.7 million, and other direct expenses of $5.1 million. Direct hotel operating expenses for the year ended December 31, 2011 included rooms expense of $30.1 million, food and beverage expense of $27.7 million, and other direct expenses of $2.8 million. Indirect hotel operating expenses, which includes management and franchise fees, lease expense, real estate taxes, insurance, utilities, repairs and maintenance, advertising and sales, and general and administrative expenses, for the years ended December 31, 2012 and 2011 were $90.9 million and $55.6 million, respectively.

Depreciation and amortization – Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $28.9 million and $18.4 million, respectively. The increase in depreciation and amortization expense was directly attributable to the increase in investment in hotels over the two-year period.

Air rights contract amortization – Air rights contract amortization expense associated with the Hyatt Regency Boston for the years ended December 31, 2012 and 2011 was $0.5 million.

Corporate general and administrative – Total corporate general and administrative expenses for the years ended December 31, 2012 and 2011 were $14.3 million and $15.1 million, respectively. Included in corporate general and administrative expenses for the years ended December 31, 2012 and 2011 was $3.2 million and $3.1 million, respectively, of non-cash share-based compensation expense and $3.0 million and $5.1 million, respectively, of hotel acquisition costs. The decrease in corporate general and administrative expense is primarily a result of a decrease in hotel acquisition costs as a result of three hotel acquisitions occurring during the year ended December 31, 2012, as compared to seven hotel acquisitions occurring during the year ended December 31, 2011.

Interest income – Interest income on cash and cash equivalents and from a loan receivable for the years ended December 31, 2012 and 2011 was $0.2 million and $0.1 million, respectively.

Interest expense – Interest expense for the years ended December 31, 2012 and 2011 was $21.0 million and $12.9 million, respectively. The increase in interest expense is directly related to the increase in long-term debt outstanding over the two-year period.

Loss on early extinguishment of debt – Loss on early extinguishment of debt for the year ended December 31, 2011 was $0.2 million. The loss on early extinguishment of debt was related to the write-off of unamortized deferred financing costs associated with the prepayment of a previous $60.0 million term loan secured by the Le Meridien San Francisco during the period.

Income tax expense – Income tax expense for the years ended December 31, 2012 and 2011 was $0.7 million and $0.1 million, respectively. The increase in income tax expense is directly related to an increase in taxable income generated by our TRS during the periods.

Comparison of years ended December 31, 2011 and 2010

Results of operations for the year ended December 31, 2011 include the operating activity of five hotels for the full year and six hotels for part of the year. Results of operations for the year ended December 31, 2010 include the operating activity of five hotels for part of the year. As a result, comparisons of results of operations between the periods are not meaningful.

Revenues – Total revenue for the years ended December 31, 2011 and 2010 was $172.2 million and $54.2 million, respectively. Total revenue for the year ended December 31, 2011 included rooms revenue of $128.7 million, food and beverage revenue of $37.8 million, and other revenue of $5.7 million. Total revenue for the year ended December 31, 2010 included rooms revenue of $38.5 million, food and beverage revenue of $13.8 million, and other revenue of $1.9 million.

Hotel operating expenses – Hotel operating expenses, excluding depreciation and amortization, for the years ended December 31, 2011 and 2010 were $116.1 million and $37.3 million, respectively. Direct hotel operating expenses for the year ended December 31, 2011 included rooms expense of $30.1 million, food and beverage expense of $27.7 million, and other direct expenses of $2.8 million. Direct hotel operating expenses for the year ended December 31, 2010 included rooms expense of $9.1 million, food and beverage expense of $9.4 million, and other direct expenses of $1.1 million. Indirect hotel operating expenses, which includes management and franchise fees, lease expense, real estate taxes, insurance, utilities, repairs and maintenance, advertising and sales, and general and administrative expenses, for the years ended December 31, 2011 and 2010 were $55.6 million and $17.8 million, respectively.

Depreciation and amortization – Depreciation and amortization expense for the years ended December 31, 2011 and 2010 was $18.4 million and $4.8 million, respectively. The increase in depreciation and amortization expense was directly attributable to the increase in investment in hotels over the two-year period.

Air rights contract amortization – Air rights contract amortization expense associated with the Hyatt Regency Boston for the years ended December 31, 2011 and 2010 was $0.5 million and $0.4 million, respectively.

Corporate general and administrative – Total corporate general and administrative expenses for the years ended December 31, 2011 and 2010 were $15.1 million and $10.7 million, respectively. Included in corporate general and administrative expenses for the years ended December 31, 2011 and 2010 was $3.1 million and $1.7 million, respectively, of non-cash share-based compensation expense and $5.1 million and $3.6 million, respectively, of hotel acquisition costs. The increase in corporate and general administrative expense is primarily a result of an increase in hotel acquisition costs as a result seven hotel acquisitions occurring during the year ended December 31, 2011, as compared to the five hotel acquisitions occurring during the year ended December 31, 2010, an increase in employee compensation expense as a result of an increase in the number of employees as well as additional share-based compensation expense related to restricted share awards granted in January 2011.

Interest income – Interest income on cash and cash equivalents was $0.1 million for each of the years ended December 31, 2011 and 2010.

Interest expense – Interest expense for the years ended December 31, 2011 and 2010 was $12.9 million and $2.3 million, respectively. The increase in interest expense is directly related to the increase in long-term debt outstanding over the two-year period.

Loss on early extinguishment of debt – Loss on early extinguishment of debt for the year ended December 31, 2011 was $0.2 million. The loss on early extinguishment of debt was related to the write-off of unamortized deferred financing costs associated with the prepayment of our previous $60.0 million term loan during the period.

Income tax benefit (expense) – Income tax expense for the year ended December 31, 2011 was $0.1 million, as compared to an income tax benefit of $0.6 million for the year ended December 31, 2010. Income tax expense and income tax benefit are related to the taxable income and taxable loss, respectively, generated by our TRS during the respective period.

Non-GAAP Financial Measures

Non-GAAP financial measures are measures of our historical financial performance that are different from measures calculated and presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We report the following four non-GAAP financial measures that we believe are useful to investors as key measures of our operating performance: (1) Funds from operations (FFO), (2) Adjusted FFO (AFFO), (3) Corporate EBITDA, and (4) Adjusted Corporate EBITDA.

FFO – We calculate FFO in accordance with standards established by the National Association of Real Estate Investment Trusts (NAREIT), which defines FFO as net income (calculated in accordance with GAAP), excluding depreciation and amortization, impairment charges, gains (losses) from sales of real estate, the cumulative effect of changes in accounting principles, and adjustments for unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. By excluding the effect of depreciation and amortization and gains (losses) from sales of real estate, both of which are based on historical cost accounting and which may be of lesser significance in evaluating current performance, we believe that FFO provides investors a useful financial measure to evaluate our operating performance.

AFFO – We further adjust FFO for certain additional recurring and non-recurring items that are not in NAREIT's definition of FFO. Specifically, we adjust for hotel acquisition costs and non-cash amortization of intangible assets and unfavorable contract liabilities. We believe that AFFO provides investors with another financial measure of our operating performance that provides for greater comparability of our core operating results between periods.

The following table reconciles net income available to common shareholders, excluding amounts attributable to unvested time-based awards to FFO and AFFO available to common shareholders for the years ended December 31, 2012, 2011 and 2010 (in thousands, except per share amounts):

	Year Ended December 31,		
	2012	2011	2010
Net income (loss) available to common shareholders, excluding amounts attributable to unvested time-based awards	$22,587	$ 8,794	$ (759)
Add: Depreciation and amortization	28,931	18,382	4,793
FFO available to common shareholders	51,518	27,176	4,034
Add: Hotel acquisition costs	2,994	5,081	3,597
Non-cash amortization(1)	242	470	421
AFFO available to common shareholders	$54,754	$32,727	$8,052
FFO available per common share—basic and diluted	$ 1.51	$ 0.92	$ 0.36
AFFO available per common share—basic and diluted	$ 1.61	$ 1.11	$ 0.72

(1) Includes non-cash amortization of ground lease asset, deferred franchise costs, unfavorable contract liability, and air rights contract.

Corporate EBITDA -- Corporate EBITDA is defined as earnings before interest, income taxes, and depreciation and amortization. We believe that Corporate EBITDA provides investors a useful financial measure to evaluate our operating performance, excluding the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization).

Adjusted Corporate EBITDA – We further adjust Corporate EBITDA for certain additional recurring and non-recurring items. Specifically, we adjust for hotel property acquisition costs and non-cash amortization of intangible assets. We believe that Adjusted Corporate EBITDA provides investors with another financial measure of our operating performance that is more comparable between periods.

The following table reconciles net income to Corporate EBITDA and Adjusted Corporate EBITDA for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Net income (loss)	$27,177	$ 9,036	$ (674)
Add: Depreciation and amortization	28,931	18,382	4,793
Interest expense	20,976	12,868	2,344
Loss on early extinguishment of debt	—	208	—
Income tax expense (benefit)	738	118	(583)
Less: Interest income	(199)	(145)	(120)
Corporate EBITDA	77,623	40,467	5,760
Add: Hotel acquisition costs	2,994	5,081	3,597
Non-cash amortization(1)	242	470	421
Adjusted Corporate EBITDA	$80,859	$46,018	$9,778

(1) Includes non-cash amortization of ground lease asset, deferred franchise costs, unfavorable contract liability, and air rights contract.

None of FFO, AFFO, Corporate EBITDA, or Adjusted Corporate EBITDA represent cash generated from operating activities as determined by GAAP, nor shall any of these measures be considered as an alternative to GAAP net income (loss), as an indication of our financial performance, or to GAAP cash flow from operating activities, as a measure of liquidity. In addition, FFO, AFFO, Corporate EBITDA, and Adjusted Corporate EBITDA are not indicative of funds available to fund cash needs, including the ability to make cash distributions.

Sources and Uses of Cash

For the year ended December 31, 2012, net cash flows from operating activities were $67.7 million; net cash flows used in investing activities were $270.5 million, including $231.1 million for the acquisitions of the W Chicago – Lakeshore, the Hyatt Regency Mission Bay Spa and Marina, and The Hotel Minneapolis, Autograph Collection, $23.8 million for improvements and additions to our hotels, and $7.8 million for investment in a hotel construction loan; and net cash flows provided by financing activities were $215.0 million, including $253.2 million from the sale of common and preferred shares, offset by $31.7 million in dividend payments to common and preferred shareholders, $3.4 million in payment of deferred financing costs, and $2.3 million in scheduled principal payments on mortgage debt. As of December 31, 2012, we had cash and cash equivalents of approximately $33.2 million.

Liquidity and Capital Resources

We expect our primary source of cash to meet operating requirements, including payment of dividends in accordance with the REIT requirements of the U.S. federal income tax laws, payment of interest on any borrowings and funding of any capital expenditures, will be from our hotels' results of operations and existing cash and cash equivalent balances. We currently expect that our operating cash flows will be sufficient to fund our continuing operations. We intend to incur indebtedness to supplement our investment capital and to maintain flexibility to respond to industry conditions and opportunities. We are targeting an overall debt level of approximately 40% of the aggregate purchase prices of all of our portfolio hotels.

We expect to meet long-term liquidity requirements, such as new hotel acquisitions and scheduled debt maturities, through additional secured and unsecured borrowings and the issuance of equity securities. Our ability to raise funds through the issuance of equity securities depends on, among other things, general market conditions for hotel companies and REITs and market perceptions about us. We will continue to analyze alternate sources of capital in an effort to minimize our capital costs and maximize our financial flexibility.

We expect to continue declaring distributions to shareholders, as required to maintain our REIT status, although no assurances can be made that we will continue to generate sufficient income to distribute similar aggregate amounts in the future. The per share amounts of future distributions will depend on the number of our common and preferred shares outstanding from time to time and will be determined by our board of trustees following its periodic review of our financial performance and capital requirements, and the terms of our existing borrowing arrangements.

On October 25, 2012, we amended our credit agreement. The amended credit agreement increased the maximum amount we may borrow under our secured revolving credit facility from $200.0 million to $250.0 million, and also provides for the possibility of further future increases, up to a maximum of $375.0 million, in accordance with the terms of our amended credit agreement. The actual amount that we can borrow under our secured revolving credit facility continues to be based on the value of our hotels included in the borrowing base, as defined in our amended credit agreement. The interest rate spread over LIBOR for borrowings under our secured revolving credit facility was reduced by 100 basis points to LIBOR, plus 1.75%—2.75% (the spread over LIBOR based on the our consolidated leverage ratio). The initial term of our amended credit agreement will now expire in April 2016, but the term may be extended for one year subject to satisfaction of certain customary conditions. Our amended credit agreement effected no other significant changes to the financial covenants, including the leverage and coverage ratios and minimum tangible net worth requirement, or other business terms of our secured revolving credit facility, as compared to those in effect prior to the amendment.

On February 6, 2013, we completed an underwritten public offering of 8,337,500 common shares at a price of $20.75 per share, including 1,087,500 shares sold pursuant to the underwriters' exercise of their option to purchase additional common shares. After deducting underwriting fees and estimated offering costs, we generated net proceeds of approximately $165.8 million.

On February 15, 2013, we entered into a loan agreement to obtain a $32.0 million loan, which matures in February 2023 and is secured by the Hilton Checkers Los Angeles. The loan carries a fixed interest rate of 4.11% per annum, with principal and interest payments based on a 30-year amortization.

As of the date of this filing, we have approximately $168.0 million of cash and cash equivalents, total borrowing availability of $239.3 million under our revolving credit facility, of which we have no amounts currently outstanding, and expected proceeds of $35.0 million under our $60.0 million term loan subject to satisfaction of certain customary closing conditions and closing of our acquisition of the Hyatt Place New York Midtown South. In addition, we currently have one unencumbered hotel. See the notes to our consolidated financial statements for additional information relating to our revolving credit facility and other long-term debt. We have entered into a definitive agreement to acquire the Hyatt Place New York Midtown South for a purchase price of $76.2 million.

Giving effect to our pending acquisition of the Hyatt Place New York Midtown South and based on our targeted overall debt level, we have approximately $350 million of remaining investment capacity to continue to grow our hotel portfolio.

Capital Expenditures

We maintain each hotel in good repair and condition and in conformity with applicable laws and regulations and in accordance with the franchisor's standards and the agreed-upon requirements in our management and loan agreements. The cost of all such routine improvements and alterations will be paid out of property improvement reserves, which will be funded by a portion of each hotel's gross revenues. Routine capital expenditures will be administered by the management companies. However, we will have approval rights over the capital expenditures as part of the annual budget process.

From time to time, certain of our hotels may be undergoing renovations as a result of our decision to upgrade portions of the hotels, such as guestrooms, meeting space, and/or restaurants, in order to better compete with other hotels in our markets. In addition, often after we acquire a hotel, we are required to complete a property improvement plan ("PIP") in order to bring the hotel up to the respective franchisor's standards. If permitted by the terms of the management agreement, funding for a renovation will first come from the FF&E reserve. To the extent that the FF&E reserve is not adequate to cover the cost of the renovation, we will fund the remaining portion of the renovation with cash and cash equivalents on hand or available borrowings under our revolving credit facility.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands). There were no other material off-balance sheet arrangements at December 31, 2012, except for the pending acquisition of the Hyatt Place New York Midtown South for a purchase price of $76.2 million.

	Payments Due by Period				
Contractual Obligations	**Total**	**Less Than One Year**	**One to Three Years**	**Three to Five Years**	**More Than Five Years**
Revolving credit facility, including interest[1]	$ 53,398	$ 999	$ 1,997	$ 50,402	$ —
Term loans, including interest[1]	166,390	7,080	159,310	—	—
Other mortgage loans, including interest	254,353	13,426	26,852	136,503	77,572
Corporate office lease	1,072	214	446	412	—
Ground leases[2]	100,510	2,253	4,476	4,476	89,305
	$575,723	$23,972	$193,081	$191,793	$166,877

(1) Assumes no additional borrowings, and interest payments are based on the interest rate in effect as of December 31, 2012. Also assumes that no extension options are exercised. See the notes to our consolidated financial statements for additional information relating to our revolving credit facility and term loans.

(2) The ground lease for the Hyatt Regency Mission Bay Spa and Marina provides for the greater of base or percentage rent, both subject to potential increases over the term of the lease. Amounts assume only base rent for all periods presented and do not assume any adjustments for potential increases.

Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. However, competitive pressures may limit the ability of our management companies to raise room rates.

Seasonality

Demand in the lodging industry is affected by recurring seasonal patterns. For non-resort properties, demand is generally lower in the winter months due to decreased travel and higher in the spring and summer months during the peak travel season. For resort properties, demand is generally higher in the winter months. We expect that our operations will generally reflect non-resort seasonality patterns. Accordingly, we expect that we will have lower revenue, operating income and cash flow in the first and fourth quarters and higher revenue, operating income and cash flow in the second and third quarters. These general trends are, however, expected to be greatly influenced by overall economic cycles.

Critical Accounting Policies

We believe that the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Investments in Hotels – We allocate the purchase prices of hotels acquired based on the fair value of the acquired property, FF&E, and identifiable intangible assets and the fair value of the liabilities assumed. In making estimates of fair value for purposes of allocating the purchase price, we utilize a number of sources of information that are obtained in connection with the acquisition of a hotel, including valuations performed by independent third parties and cost segregation studies. We also consider information obtained about each hotel as a result of our pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired and liabilities assumed. Hotel acquisition costs, such as transfer taxes, title insurance, environmental and property condition reviews, and legal and accounting fees, are expensed in the period incurred.

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, generally 15 to 40 years for buildings and building improvements and three to ten years for FF&E. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets. Replacements and improvements at the hotels are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of a property and equipment, the cost and related accumulated depreciation are removed from our accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

Intangible assets and liabilities are recorded on non-market contracts, including air rights and lease, management and franchise agreements, assumed as part of the acquisition of certain hotels. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts assumed and our estimate of the market rates for corresponding contracts measured over a period equal to the remaining non-cancelable term of the contracts assumed. No value is allocated to market contracts. Intangible assets and liabilities are amortized using the straight-line method over the remaining non-cancelable term of the related contracts.

We review our hotels for impairment whenever events or changes in circumstances indicate that the carrying value of the hotels may not be recoverable. Events or circumstances that may cause us to perform a review include, but are not limited to, adverse changes in the demand for lodging at our hotels due to declining national or local economic conditions and/or new hotel construction in markets where our hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of an investment in a hotel exceed the hotel's carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying value to the estimated fair market value is recorded and an impairment loss is recognized.

Share-Based Compensation – From time to time, we grant restricted share awards to employees and trustees. To date, we have granted two types of restricted share awards: (1) time-based awards and (2) performance-based awards.

We measure share-based compensation expense for the restricted share awards based on the fair value of the awards on the date of grant. The fair value of time-based awards is determined based on the closing trading price of our common shares on the measurement date, which is generally the date of grant. The fair value of performance-based awards is determined using a Monte Carlo simulation. A Monte Carlo simulation requires the use of a number of assumptions, including historical volatility and correlation of the price of our common shares and the price of the common shares of our peer group, a risk-free rate of return, and an expected term.

For time-based awards, share-based compensation expense is recognized on a straight-line basis over the life of the entire award. For performance-based awards, share-based compensation expense is recognized over the requisite service period for each award. For both time-based awards and performance-based awards, once the total amount of share-based compensation expense is determined on the date of the grant, no adjustments are made to the amount recognized each period. No share-based compensation expense is recognized for awards for which employees do not render the requisite service.

Revenue Recognition – Hotel revenues, including room, food and beverage, and other hotel revenues, are recognized as the related services are provided.

New Accounting Pronouncements

In May 2011, the FASB issued updated accounting guidance that amended the accounting standard on fair value measurements. The updated accounting guidance provided for a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. The updated accounting guidance changed certain fair value measurement principles, clarified the application of existing fair value measurement, and expanded the fair value measurement disclosure requirements, particularly for Level 3 fair value measurements. The updated accounting guidance was to be applied prospectively and was effective for interim and annual periods beginning after December 15, 2011. We adopted the new accounting guidance on January 1, 2012. We do not believe that the adoption of this guidance has a material impact to our consolidated financial statements.

In June 2011, the FASB issued updated accounting guidance which required the presentation of components of other comprehensive income with the components of net income in either (1) a continuous statement of comprehensive income that contains two sections, net income and other comprehensive income, or (2) two separate but consecutive statements. The updated accounting guidance eliminated the option to present components of other comprehensive income as part of the statement of shareholders' equity, and was effective for interim and annual periods beginning after December 15, 2011. We adopted the updated accounting guidance on January 1, 2012. We do not believe that the adoption of this guidance has a material impact to our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We earn interest income primarily from cash and cash equivalent balances. Based on our cash and cash equivalents as of December 31, 2012, if interest rates increase or decrease by 1.00%, our interest income will increase or decrease by approximately $0.3 million annually.

Amounts borrowed under our revolving credit facility currently bear interest at variable rates based on LIBOR plus 1.75% - 2.75% (the spread over LIBOR based on our consolidated leverage ratio). If prevailing LIBOR on any outstanding borrowings under our revolving credit facility were to increase or decrease by 1.00%, the increase or decrease in interest expense on our debt would increase or decrease future earnings by approximately $0.5 million annually, assuming that the amount outstanding under our revolving credit facility were to remain at $50.0 million, the balance at December 31, 2012.

Item 8. *Financial Statements and Supplementary Data*

See Index to Financial Statements on page F-1.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures – Our Chief Executive Officer and Chief Financial Officer have evaluated the design and effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Changes in Internal Controls – There was no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act during our most recent fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting – Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that pertain (i) to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorization of our management and trustees; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our consolidated financial statements.

Based on its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the framework in *Internal Control—Integrated Framework,* we concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young LLP, our independent registered public accounting firm, as stated in their report which appears on page F-2 of this Form 10-K.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Trustees, Executive Officers and Corporate Governance*

Information regarding our executive officers as of the date of the filing of this Form 10-K is presented below. Other information required pursuant to this item is incorporated by reference to our 2013 proxy statement under the captions "Proposal 1 Election of Trustees—Trustee Qualifications," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance and Board Matters."

James L. Francis, 50, is our President and Chief Executive Officer and a Trustee, positions he has held since our formation. Prior to co-founding the Trust, Mr. Francis served as the President and Chief Executive Officer and a director of Highland Hospitality Corporation ("Highland"), positions that he held from Highland's IPO in December 2003 to its sale in July 2007. Following the sale of Highland, Mr. Francis served as a consultant to the affiliate of JER Partners that acquired Highland until September 2008. Since September 2008, until our formation, Mr. Francis was a private investor. From June 2002 until joining Highland in December 2003, Mr. Francis served as the Chief Operating Officer, Chief Financial Officer and Treasurer of Barceló Crestline Corporation, and served as Executive Vice President and Chief Financial Officer of Crestline Capital Corporation, prior to its acquisition by Barceló, from December 1998 to June 2002. Prior to the spin-off of Crestline Capital from Host Hotels & Resorts, Inc. (formerly Host Marriott Corporation), Mr. Francis held various finance and strategic planning positions with Host Marriott and Marriott International, Inc. From June 1997 to December 1998, Mr. Francis held the position of Assistant Treasurer and Vice President Corporate Finance for Host Marriott, where he was responsible for Host Marriott's corporate finance function, business strategy and investor relations. Over a period of ten years, Mr. Francis served in various capacities with Marriott International's lodging business, including Vice President of Finance for Marriott Lodging from 1995 to 1997; Brand Executive, Courtyard by Marriott from 1994 to 1995; Controller for Courtyard by Marriott and Fairfield Inn from 1993 to 1994; Director of Finance and Strategic Planning for Courtyard by Marriott and Fairfield Inn from 1991 to 1993; and Director of Hotel Development Finance from 1987 to 1991. Mr. Francis received his B.A. in Economics and Business from Western Maryland College and earned an M.B.A. in Finance and Accounting from Vanderbilt University.

Douglas W. Vicari, 53, is our Executive Vice President, Chief Financial Officer, Treasurer and a Trustee, positions he has held since our formation. Prior to co-founding the Trust, Mr. Vicari served as a principal with Paramount Hotel Group, a hotel owner, developer and operator, from January 2009 to June 2009. Previously, Mr. Vicari served as Executive Vice President and Chief Financial Officer of Highland from September 2003 until its sale in July 2007. Prior to joining Highland, Mr. Vicari served as Senior Vice President and Chief Financial Officer of Prime Hospitality Corp., a former NYSE-listed company acquired by an affiliate of The Blackstone Group in 2004, from August 1998 to July 2003, and also served on the board of directors of Prime Hospitality Corp. from May 1999 to July 2003. Prior to his appointment as Chief Financial Officer, he served as Vice President and Treasurer of Prime Hospitality Corp. from January 1991 to July 1998, and was an instrumental member of the management team that led the company out of bankruptcy in July 1992. From 1986 to 1991, Mr. Vicari was Director of Budgeting and Financial Planning for Prime Hospitality Corp, and was responsible for all budgeting, planning and forecasting. Prior to his tenure at Prime Hospitality Corp., Mr. Vicari held numerous management positions at Combustion Engineering (now ABB Brown Boveri) from 1981 to 1986. Mr. Vicari earned a B.S. in Accounting from the College of New Jersey and received his M.B.A. in Finance from Fairleigh Dickinson University. Mr. Vicari also currently serves on the board of directors and as the audit committee chairman for Thunderbird Resorts Inc. (Euronext: TBIRD), a publicly traded gaming and lodging company.

D. Rick Adams, 49, is our Senior Vice President and Chief Investment Officer, positions he has held since November 2009. Prior to joining the Trust, Mr. Adams served as Senior Vice President of Asset Management for Highland from September 2004 until its sale in July 2007. Following the sale of Highland and until October 2009, Mr. Adams continued to serve as Senior Vice President and Head of Asset Management for the affiliate of JER Partners that acquired Highland. From October 1992 to September 2004, Mr. Adams served as Vice President of Regional Operations and Development Officer for the B.F. Saul Company, a privately owned real estate company located in Washington, DC that specializes in commercial real estate and hotel management and development. Prior to his tenure at B.F. Saul, from 1986 until September 1992, Mr. Adams held numerous operational and franchise development management positions at Holiday Inn Worldwide, known today as InterContinental Hotels Group PLC. Mr. Adams received a B.S. in Management from Indiana University.

Graham J. Wootten*, 39,* is our Senior Vice President, Chief Accounting Officer and Secretary, positions he has held since February 2010. Previously, Mr. Wootten served in several accounting roles, including Vice President and Controller, at Highland from December 2003 until its sale in July 2007 to an affiliate of JER Partners. Following the sale of Highland and until February 2010, Mr. Wootten served in finance and accounting roles for the affiliate of JER Partners that acquired Highland, serving most recently as its Chief Financial Officer. Prior to joining Highland, Mr. Wootten held various audit positions, including Audit Senior Manager, for PricewaterhouseCoopers LLP from 1995 until 2003. Mr. Wootten holds a BSBA in accounting from John Carroll University and is a Certified Public Accountant.

Item 11. *Executive Compensation*

Information required pursuant to this item is incorporated by reference to our 2013 proxy statement under the captions "Executive Compensation" and "Corporate Governance and Board Matters."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

Information required pursuant to this item is incorporated by reference to our 2013 proxy statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Equity Plan Information."

Item 13. *Certain Relationships and Related Transactions, and Trustee Independence*

Information required pursuant to this item is incorporated by reference to our 2013 proxy statement under the captions "Certain Relationships and Related Transactions and Legal Proceedings" and "Corporate Governance and Board Matters."

Item 14. *Principal Accounting Fees and Services*

Information required pursuant to this item is incorporated by reference to our 2013 proxy statement under the caption "Proposal 2 Ratification of Independent Registered Public Accountants."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

1. *Financial Statements*

   Included herein at pages F-1 through F-26.

2. *Financial Statement Schedules*

   The following financial statement schedule is included herein at page F-27:

   Schedule III—Real Estate and Accumulated Depreciation

   All other schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions or are inapplicable or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted.

3. *Exhibits*

   The following exhibits are filed as part of this Form 10-K:

Exhibit Number	Description of Exhibit
3.1+	Articles of Amendment and Restatement of Declaration of Trust of Registrant
3.2+	Amended and Restated Bylaws of Registrant
3.3	Articles Supplementary relating to the Series A Cumulative Redeemable Preferred Shares (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on July 13, 2012)
10.1++	Employment Agreement between Registrant and James L. Francis*
10.1.1	Amendment to Employment Agreement between Registrant and James L. Francis, dated May 24, 2011 (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2011)*
10.2++	Employment Agreement between Registrant and Douglas W. Vicari*
10.2.1	Amendment to Employment Agreement between Registrant and Douglas W. Vicari, dated May 24, 2011 (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2011)*
10.3++	Employment Agreement between Registrant and D. Rick Adams*
10.3.1	Amendment to Employment Agreement between Registrant and D. Rick Adams, dated May 24, 2011 (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2011)*
10.4	Employment Agreement between Registrant and Graham J. Wootten (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 22, 2010)*
10.4.1	Amendment to Employment Agreement between Registrant and Graham J. Wootten, dated May 24, 2011 (incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2011)*
10.5+	Form of Restricted Share Award Agreement for Executive Officers*
10.6+	Form of Restricted Share Agreement for Trustees*
10.7+	Form of Indemnification Agreement between Registrant and its Trustees and Executive Officers

10.8	Limited Partnership Agreement of Chesapeake Lodging, L.P. (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Registrant's Registration Statement on Form S-11 filed on October 5, 2010)
10.8.1	Amendment No. 1 to the Limited Partnership Agreement of Chesapeake Lodging, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 13, 2012)
10.9	Chesapeake Lodging Trust Equity Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 filed on January 27, 2010)*
10.9.1	Amendment to the Chesapeake Lodging Trust Equity Plan (incorporated by reference to Exibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 30, 2012)*
10.10	Purchase and Sale Agreement by and between NJA Hotel LLC and CHSP Navy Yard LLC, dated as of February 23, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 28, 2011)
10.11	Purchase and Sale Agreement by and between Starwood Chicago City Center Realty LLC and CHSP Chicago LLC, dated as of May 4, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2011)
10.12	Purchase and Sale Agreement by and between IND East Village SD Holdings, LLC and CHSP San Diego LLC, dated as of June 15, 2011 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2011)
10.13	Purchase and Sale Agreement by and between SC Hotel Partners, LLC and CHSP Union Square LLC, dated as of June 15, 2011 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2011)
10.14	Assumption and Release Agreement, dated June 30, 2011, by and among NJA Hotel LLC, as original borrower, CHSP Navy Yard LLC, as new borrower, and Wells Fargo Bank, N.A., As Trustee for Morgan Stanley Capital I Inc., Commercial Mortgage Pass-Through Certificates, Series 2006-1Q12, as lender (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10- Q for the period ended June 30, 2011)
10.15	Loan Agreement, dated October 1, 2006, by and between NJA Hotel LLC, as original borrower, and Morgan Stanley Mortgage Capital Inc., as lender (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2011)
10.16	Loan Agreement, dated June 30, 2011, by and between CHSP Boston II LLC, as borrower, and Goldman Sachs Commercial Mortgage Capital, L.P., as lender (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2011)
10.17	Purchase and Sale Agreement by and between Heena Hotel LLC and CHSP 31st Street LLC, dated May 11, 2011 (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2011)
10.18	Amended and Restated Loan Agreement, dated July 8, 2011, by and among CHSP San Francisco LLC and CHSP Chicago LLC, as borrowers, the financial institutions party thereto and their assignees under section 12.12, as lenders, and Wells Fargo Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2011)
10.19	Purchase and Sale Agreement by and between WTCC City Center Investors V, L.L.C. and CHSP Denver LLC, dated August 18, 2011 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2011)

10.20	Purchase and Sale Agreement by and among Kencal Ownership LLC, Kencal Operating LLC, and CHSP Mission Bay LLC, dated July 31, 2012 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
10.20.1	First Amendment to Purchase and Sale Agreement by and among Kencal Ownership LLC, Kencal Operating LLC, and CHSP Mission Bay LLC, dated September 6, 2012 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
10.21	Purchase and Sale Agreement by and between Starwood Chicago Lakeshore Realty LLC and CHSP Lakeshore LLC, dated August 5, 2012 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
10.21.1	First Amendment to Purchase and Sale Agreement by and between Starwood Chicago Lakeshore Realty LLC and CHSP Lakeshore LLC, dated August 7, 2012 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
10.22	Promissory Note, dated July 27, 2012, by CHSP Denver LLC in favor of Western National Life Insurance Company (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
10.23	Fee and Leasehold Deed of Trust and Security Agreement by CHSP Denver LLC, as grantor, to the Public Trustee of the (City and) County of Denver, Colorado, as trustee, for the use and benefit of Western National Life Insurance Company, as beneficiary, dated July 25, 2012 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
10.24†	Third Amended and Restated Credit Agreement, dated October 25, 2012, by and among Chesapeake Lodging, L.P., as borrower, the financial institutions party thereto and their assignees under section 13.6, as lenders, and Wells Fargo Bank, N.A., as administrative agent
12.1†	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
21.1†	List of Subsidiaries of Registrant
23.1†	Consent of Ernst & Young LLP
31.1†	Rule 13a-14(a)/15d-14(a) Certification of President and Chief Executive Officer
31.2†	Rule 13a-14(a)/15d-14(a) Certification of Executive Vice President, Chief Financial Officer and Treasurer
32.1†	Section 1350 Certification of President and Chief Executive Officer
32.2†	Section 1350 Certification of Executive Vice President, Chief Financial Officer and Treasurer
101.INS XBRL†‡	Instance Document
101.SCH XBRL†‡	Taxonomy Extension Schema Document
101.CAL XBRL†‡	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL†‡	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL†‡	Taxonomy Extension Label Linkbase Document
101.PRE XBRL†‡	Taxonomy Extension Presentation Linkbase Document

† Filed herewith

‡ Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections

+ Incorporated by reference to the same-numbered exhibit to Amendment No. 2 to the Registrant's IPO Registration Statement on Form S-11 filed on November 24, 2009

++ Incorporated by reference to the same-numbered exhibit to the Registrant's Current Report on Form 8-K filed on January 28, 2010

* Denotes management or trustee compensation plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHESAPEAKE LODGING TRUST

Date: February 21, 2013

By: /s/ DOUGLAS W. VICARI

Douglas W. Vicari
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ THOMAS A. NATELLI **Thomas A. Natelli**	Chairman of the Board of Trustees	February 21, 2013
/s/ JAMES L. FRANCIS **James L. Francis**	President, Chief Executive Officer and Trustee (Principal Executive Officer)	February 21, 2013
/s/ DOUGLAS W. VICARI **Douglas W. Vicari**	Executive Vice President, Chief Financial Officer, Treasurer and Trustee (Principal Financial Officer)	February 21, 2013
/s/ THOMAS D. ECKERT **Thomas D. Eckert**	Trustee	February 21, 2013
/s/ GEORGE F. MCKENZIE **George F. McKenzie**	Trustee	February 21, 2013
/s/ JOHN W. HILL **John W. Hill**	Trustee	February 21, 2013
/s/ JEFFREY D. NUECHTERLEIN **Jeffrey D. Nuechterlein**	Trustee	February 21, 2013
/s/ GRAHAM J. WOOTTEN **Graham J. Wootten**	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 21, 2013

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CHESAPEAKE LODGING TRUST

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of Chesapeake Lodging Trust:

We have audited Chesapeake Lodging Trust's (the "Trust") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Chesapeake Lodging Trust's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Chesapeake Lodging Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chesapeake Lodging Trust as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Chesapeake Lodging Trust and our report dated February 21, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 21, 2013

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of Chesapeake Lodging Trust:

We have audited the accompanying consolidated balance sheets of Chesapeake Lodging Trust (the "Trust") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also include the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chesapeake Lodging Trust at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth herein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chesapeake Lodging Trust's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 21, 2013

CHESAPEAKE LODGING TRUST
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2012	December 31, 2011
ASSETS		
Property and equipment, net	$1,107,722	$879,224
Intangible assets, net	39,382	39,982
Cash and cash equivalents	33,194	20,960
Restricted cash	23,460	15,034
Accounts receivable, net of allowance for doubtful accounts of $94 and $80, respectively	8,384	6,302
Prepaid expenses and other assets	14,056	4,370
Deferred financing costs, net of accumulated amortization of $1,410 and $548, respectively	6,630	5,266
Total assets	$1,232,828	$971,138
LIABILITIES AND SHAREHOLDERS' EQUITY		
Long-term debt	$ 405,208	$407,736
Accounts payable and accrued expenses	34,868	21,475
Other liabilities	25,944	21,798
Total liabilities	466,020	451,009
Commitments and contingencies (Note 14)		
Preferred shares, $.01 par value; 100,000,000 shares authorized; Series A Cumulative Redeemable Preferred Shares; 5,000,000 shares and no shares issued and outstanding, respectively ($127,422 liquidation preference)	50	—
Common shares, $.01 par value; 400,000,000 shares authorized; 39,763,930 shares and 32,161,620 shares issued and outstanding, respectively	398	322
Additional paid-in capital	799,278	543,861
Cumulative dividends in excess of net income	(32,089)	(22,924)
Accumulated other comprehensive loss	(829)	(1,130)
Total shareholders' equity	766,808	520,129
Total liabilities and shareholders' equity	$1,232,828	$971,138

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE LODGING TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
REVENUE			
Rooms	$210,265	$128,730	$38,530
Food and beverage	57,673	37,781	13,758
Other	10,338	5,680	1,906
Total revenue	278,276	172,191	54,194
EXPENSES			
Hotel operating expenses:			
Rooms	48,159	30,110	9,104
Food and beverage	41,678	27,682	9,414
Other direct	5,137	2,785	1,053
Indirect	90,868	55,550	17,770
Total hotel operating expenses	185,842	116,127	37,341
Depreciation and amortization	28,931	18,382	4,793
Air rights contract amortization	520	520	411
Corporate general and administrative:			
Share-based compensation	3,165	3,094	1,689
Hotel acquisition costs	2,994	5,081	3,597
Other	8,132	6,902	5,396
Total operating expenses	229,584	150,106	53,227
Operating income	48,692	22,085	967
Interest income	199	145	120
Interest expense	(20,976)	(12,868)	(2,344)
Loss on early extinguishment of debt	—	(208)	—
Income (loss) before income taxes	27,915	9,154	(1,257)
Income tax benefit (expense)	(738)	(118)	583
Net income (loss)	27,177	9,036	(674)
Preferred share dividends	(4,413)	—	—
Net income (loss) available to common shareholders	$ 22,764	$ 9,036	$ (674)
Net income (loss) available per common share—basic and diluted	$ 0.66	$ 0.30	$ (0.07)

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE LODGING TRUST
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income (loss)	$27,177	$ 9,036	$(674)
Other comprehensive income (loss):			
Unrealized losses on cash flow hedge instruments	(682)	(1,601)	—
Reclassification of unrealized losses on cash flow hedge instruments	983	471	—
Comprehensive income (loss)	$27,478	$ 7,906	$(674)

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE LODGING TRUST
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share data)

	Preferred Shares		Common Shares		Additional Paid-In Capital	Cumulative Dividends in Excess of Net Income	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount				
Balances at December 31, 2009	—	$—	100,000	$ 1	$ —	$ —	$ —	$ 1
Sale of common shares, net of underwriting fees and offering costs	—	—	18,178,147	182	309,616	—	—	309,798
Repurchase of common shares	—	—	(100,000)	(1)	—	—	—	(1)
Issuance of restricted common shares	—	—	250,414	2	(2)	—	—	—
Issuance of unrestricted common shares	—	—	7,109	—	133	—	—	133
Amortization of deferred compensation	—	—	—	—	1,556	—	—	1,556
Declaration of dividends on common shares	—	—	—	—	—	(5,557)	—	(5,557)
Net loss	—	—	—	—	—	(674)	—	(674)
Balances at December 31, 2010	—	$—	18,435,670	$184	$311,303	$ (6,231)	$ —	$305,256
Sale of common shares, net of underwriting fees and offering costs	—	—	13,550,000	136	229,675	—	—	229,811
Repurchase of common shares	—	—	(11,050)	—	(209)	—	—	(209)
Issuance of restricted common shares	—	—	190,750	2	(2)	—	—	—
Forfeiture of restricted common shares	—	—	(3,750)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	3,094	—	—	3,094
Declaration of dividends on common shares	—	—	—	—	—	(25,729)	—	(25,729)
Net income	—	—	—	—	—	9,036	—	9,036
Other comprehensive loss	—	—	—	—	—	—	(1,130)	(1,130)
Balances at December 31, 2011	—	$—	32,161,620	$322	$543,861	$(22,924)	$(1,130)	$520,129
Sale of common shares, net of underwriting fees and offering costs	—	—	7,475,000	75	132,515	—	—	132,590
Sale of preferred shares, net of underwriting fees and offering costs	5,000,000	50	—	—	120,531	—	—	120,581
Repurchase of common shares	—	—	(44,250)	(1)	(794)	—	—	(795)
Issuance of restricted common shares	—	—	192,900	2	—	—	—	2
Issuance of unrestricted common shares	—	—	4,239	—	80	—	—	80
Forfeiture of restricted common shares	—	—	(25,579)	—	—	47	—	47
Amortization of deferred compensation	—	—	—	—	3,085	—	—	3,085
Declaration of dividends on common shares	—	—	—	—	—	(31,599)	—	(31,599)
Declaration of dividends on preferred shares	—	—	—	—	—	(4,790)	—	(4,790)
Net income	—	—	—	—	—	27,177	—	27,177
Other comprehensive income	—	—	—	—	—	—	301	301
Balances at December 31, 2012	5,000,000	$ 50	39,763,930	$398	$799,278	$(32,089)	$ (829)	$766,808

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE LODGING TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ 27,177	$ 9,036	$ (674)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	28,931	18,382	4,793
Air rights contract amortization	520	520	411
Ground lease asset amortization	80	20	—
Deferred financing costs amortization	2,081	2,189	641
Premium on mortgage loan amortization	(211)	(105)	—
Unfavorable contract liability amortization	(392)	(98)	—
Loss on early extinguishment of debt	—	208	—
Share-based compensation	3,165	3,094	1,689
Changes in assets and liabilities:			
Accounts receivable, net	(197)	1,371	(1,531)
Prepaid expenses and other assets	18	(363)	(909)
Accounts payable and accrued expenses	6,552	2,472	7,566
Other liabilities	13	(18)	213
Net cash provided by operating activities	67,737	36,708	12,199
Cash flows from investing activities:			
Acquisition of hotels, net of cash acquired	(231,051)	(483,702)	(404,197)
Deposits on hotel acquisitions	(700)	—	(2,000)
Receipt of deposit on hotel acquisition	—	2,000	—
Improvements and additions to hotels	(23,847)	(3,389)	(2,414)
Investment in hotel construction loan	(7,810)	—	—
Change in restricted cash	(7,051)	(6,900)	(2,588)
Net cash used in investing activities	(270,459)	(491,991)	(411,199)
Cash flows from financing activities:			
Proceeds from sale of common shares, net of underwriting fees	132,756	230,291	312,158
Proceeds from sale of preferred shares, net of underwriting fees	121,062	—	—
Payment of offering costs related to sale of common and preferred shares	(647)	(491)	(2,134)
Borrowings under revolving credit facility	198,000	292,000	150,000
Repayments under revolving credit facility	(293,000)	(192,000)	(105,000)
Proceeds from issuance of mortgage debt	95,000	225,000	60,000
Principal prepayment of mortgage debt	—	(60,000)	—
Scheduled principal payments on mortgage debt	(2,317)	(781)	—
Payment of deferred financing costs	(3,445)	(4,920)	(3,384)
Purchase of interest rate cap	—	(262)	—
Payment of dividends to common shareholders	(29,290)	(22,936)	(1,862)
Payment of dividends to preferred shareholders	(2,368)	—	—
Repurchase of common shares	(795)	(209)	(1)
Repayment of related-party loan	—	—	(249)
Net cash provided by financing activities	214,956	465,692	409,528
Net increase in cash	12,234	10,409	10,528
Cash and cash equivalents, beginning of period	20,960	10,551	23
Cash and cash equivalents, end of period	$ 33,194	$ 20,960	$ 10,551
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 18,830	$ 9,629	$ 1,269
Cash paid for income taxes	$ 597	$ 18	$ 103
Assumption of mortgage debt related to hotel acquisition	$ —	$ 38,622	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CHESAPEAKE LODGING TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Chesapeake Lodging Trust (the "Trust") is a self-advised real estate investment trust ("REIT") that was organized in the state of Maryland in June 2009. The Trust is focused on investments primarily in upper-upscale hotels in major business and convention markets and, on a selective basis, premium select-service hotels in urban settings or unique locations in the United States of America ("U.S."). The Trust completed its initial public offering ("IPO") on January 27, 2010. The Trust owned no hotels nor had any operations prior to its IPO. As of December 31, 2012, the Trust owned 15 hotels with an aggregate of 4,722 rooms in seven states and the District of Columbia.

Substantially all of the Trust's assets are held by, and all of its operations are conducted through, Chesapeake Lodging, L.P., a Delaware limited partnership, which is wholly owned by the Trust (the "Operating Partnership"). For the Trust to qualify as a REIT, it cannot operate hotels. Therefore, the Operating Partnership leases its hotels to CHSP TRS LLC ("CHSP TRS"), which is a wholly owned subsidiary of the Operating Partnership. CHSP TRS then engages hotel management companies to operate the hotels pursuant to management agreements. CHSP TRS is treated as a taxable REIT subsidiary for federal income tax purposes.

2. Summary of Significant Accounting Policies

Basis of Presentation – The consolidated financial statements presented herein include all of the accounts of Chesapeake Lodging Trust and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

Cash and Cash Equivalents – The Trust considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash – Restricted cash includes reserves held in escrow for normal replacements of furniture, fixtures and equipment ("FF&E"), property improvement plans (each, a "PIP"), real estate taxes, and insurance pursuant to certain requirements in the Trust's hotel management, franchise, and loan agreements.

Investments in Hotels – The Trust allocates the purchase prices of hotels acquired based on the fair value of the property, FF&E, and identifiable intangible assets acquired and the fair value of the liabilities assumed. In making estimates of fair value for purposes of allocating the purchase price, the Trust utilizes a number of sources of information that are obtained in connection with the acquisition of a hotel, including valuations performed by independent third parties and cost segregation studies. The Trust also considers information obtained about each hotel as a result of its pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired and liabilities assumed. Hotel acquisition costs, such as transfer taxes, title insurance, environmental and property condition reviews, and legal and accounting fees, are expensed in the period incurred.

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, generally 15 to 40 years for buildings and building improvements and three to ten years for FF&E. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets. Replacements and improvements at the hotels are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the Trust's accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

Intangible assets and liabilities are recorded on non-market contracts, including air rights, lease, management, and franchise agreements, assumed as part of the acquisition of certain hotels. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts assumed and the Trust's estimate of the fair market contract rates for corresponding contracts measured over a period equal to the remaining non-cancelable term of the contracts assumed. No value is allocated to market contracts. Intangible assets and liabilities are amortized using the straight-line method over the remaining non-cancelable term of the related contracts.

The Trust reviews its hotels for impairment whenever events or changes in circumstances indicate that the carrying values of the hotels may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the hotels due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel's estimated fair market value is recorded and an impairment loss is recognized. No impairment losses have been recognized for the years ended December 31, 2012, 2011 and 2010.

The Trust classifies a hotel as held for sale in the period in which it has made the decision to dispose of the hotel, a binding agreement to purchase the hotel has been signed under which the buyer has committed a significant amount of nonrefundable cash, and no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner. If these criteria are met, depreciation and amortization of the hotel will cease and an impairment loss will be recognized if the fair value of the hotel, less the costs to sell, is lower than the carrying amount of the hotel. The Trust will classify the loss, together with the related operating results, as discontinued operations in the consolidated statements of operations and classify the related assets and liabilities as held for sale in the consolidated balance sheets. As of December 31, 2012 and 2011, the Trust had no assets held for sale or liabilities related to assets held for sale.

Revenue Recognition – Revenues from operations of the hotels are recognized when the services are provided. Revenues consist of room sales, food and beverage sales, and other hotel department revenues, such as parking, marina, telephone, and gift shop sales.

Prepaid Expenses and Other Assets – Prepaid expenses and other assets consist of prepaid real estate taxes, prepaid insurance, deposits on hotel acquisitions, deferred franchise costs, loan receivables, inventories, and other assets.

Deferred Financing Costs – Deferred financing costs are recorded at cost and consist of loan fees and other costs incurred in issuing debt. Amortization of deferred financing costs is computed using a method that approximates the effective interest method over the term of the related debt and is included in interest expense in the consolidated statements of operations.

Derivative Instruments – The Trust is a party to interest rate swaps and an interest rate cap, which are considered derivative instruments, in order to manage its interest rate exposure. The Trust's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. The Trust records these derivative instruments at fair value as either assets or liabilities and has designated them as cash flow hedging instruments at inception. The Trust evaluates the hedge effectiveness of the designated cash flow hedging instruments on a quarterly basis and records the effective portion of the change in the fair value of the cash flow hedging instruments as other comprehensive income (loss). Amounts reported in accumulated other comprehensive income (loss) related to cash flow hedging instruments are reclassified to interest expense as interest payments are made on the variable-rate debt being hedged. The Trust does not enter into derivative instruments for trading or speculative purposes and monitors the financial stability and credit standing of its counterparties.

Fair Value Measurements – The Trust accounts for certain assets and liabilities at fair value. In evaluating the fair value of both financial and non-financial assets and liabilities, U.S. generally accepted accounting principles ("GAAP") outlines a valuation framework and creates a fair value hierarchy that distinguishes between market assumptions based on market data (observable inputs) and the reporting entity's own assumptions about market data (unobservable inputs). The three levels of the fair value hierarchy are as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is defined as a market in which transactions occur with sufficient frequency and volume to provide pricing on an ongoing basis.

Level 2 – Inputs include quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves), and inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3 – Unobservable inputs reflect the reporting entity's own assumptions about the pricing of an asset or liability when observable inputs are not available or when there is minimal, if any, market activity for an identical or similar asset or liability at the measurement date.

Income Taxes – The Trust has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. As a REIT, the Trust generally will not be subject to federal income tax on that portion of its net income that does not relate to CHSP TRS, the Trust's wholly owned taxable REIT subsidiary, and that is currently distributed to its shareholders. CHSP TRS, which leases the Trust's hotels from the Operating Partnership, is subject to federal and state income taxes.

The Trust accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are provided if based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Share-Based Compensation – From time to time, the Trust grants restricted share awards to employees and trustees. To-date, the Trust has granted two types of restricted share awards: (1) awards that vest solely on continued employment or service (time-based awards) and (2) awards that vest based on the Trust achieving specified levels of relative total shareholder return and continued employment (performance-based awards). The Trust measures share-based compensation expense for the restricted share awards based on the fair value of the awards on the date of grant. The fair value of time-based awards is determined based on the closing price of the Trust's common shares on the measurement date, which is generally the date of grant. The fair value of performance-based awards is determined using a Monte Carlo simulation. For time-based awards, share-based compensation expense is recognized on a straight-line basis over the life of the entire award. For performance-based awards, share-based compensation expense is recognized over the requisite service period for each award. No share-based compensation expense is recognized for awards for which employees or trustees do not render the requisite service.

Earnings Per Share – Basic earnings per share is computed by dividing net income available to common shareholders, adjusted for dividends declared on and undistributed earnings allocated to unvested time-based awards, by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income available to common shareholders, adjusted for dividends declared on and undistributed earnings allocated to unvested time-based awards, by the weighted-average number of common shares outstanding, plus potentially dilutive securities, such as unvested performance-based awards, during the period. The Trust's unvested time-based awards are entitled to receive non-forfeitable dividends, if declared. Therefore, unvested time-based awards qualify as participating securities, requiring the allocation of dividends and undistributed earnings under the two-class method to calculate basic earnings per share. The percentage of undistributed earnings allocated to the unvested time-based awards is based on the proportion of the weighted-average unvested time-based awards outstanding during the period to the total of the weighted-average common shares and unvested time-based awards outstanding during the period. No adjustment is made for shares that are anti-dilutive during the period.

Segment Information – The Trust has determined that its business is conducted in one reportable segment, hotel ownership.

Use of Estimates – The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In May 2011, the Financial Accounting Standards Board (the "FASB") issued updated accounting guidance that amended the accounting standard on fair value measurements. The updated accounting guidance provided for a consistent definition and measurement of fair value, as well as similar disclosure requirements between GAAP and International Financial Reporting Standards. The updated accounting guidance changed certain fair value measurement principles, clarified the application of existing fair value measurement, and expanded the fair value measurement disclosure requirements, particularly for Level 3 fair value measurements. The updated accounting guidance was applied prospectively and was effective for interim and annual periods beginning after December 15, 2011. The Trust adopted the updated guidance on January 1, 2012. The Trust does not believe that the adoption of this guidance has a material impact on the consolidated financial statements.

In June 2011, the FASB issued updated accounting guidance which required the presentation of components of other comprehensive income with the components of net income in either (1) a continuous statement of comprehensive income that contains two sections, net income and other comprehensive income, or (2) two separate but consecutive statements. The updated accounting guidance eliminated the option to present components of other comprehensive income as part of the statement of shareholders' equity, and was effective for interim and annual periods beginning after December 15, 2011. The Trust adopted the updated guidance on January 1, 2012. The Trust does not believe that the adoption of this guidance has a material impact on the consolidated financial statements.

3. Acquisition of Hotels

The Trust has acquired the following hotels since its IPO and through December 31, 2012 (in thousands, except rooms data):

Hotel	Location	Rooms	Net Assets Acquired	Acquisition Date
2010 Acquisitions:				
Hyatt Regency Boston[1]	Boston, MA	502	$113,145	March 18, 2010
Hilton Checkers Los Angeles	Los Angeles, CA	188	45,951	June 1, 2010
Courtyard Anaheim at Disneyland Resort	Anaheim, CA	153	25,083	July 30, 2010
Boston Marriott Newton	Newton, MA	430	77,223	July 30, 2010
Le Meridien San Francisco	San Francisco, CA	360	142,980	December 15, 2010
		1,633	404,382	
2011 Acquisitions:				
Homewood Suites Seattle Convention Center	Seattle, WA	195	53,005	May 2, 2011
W Chicago – City Center	Chicago, IL	403	127,546	May 10, 2011
Hotel Indigo San Diego Gaslamp Quarter	San Diego, CA	210	55,309	June 17, 2011
Courtyard Washington Capitol Hill/Navy Yard[2]	Washington, DC	204	32,783	June 30, 2011
Hotel Adagio San Francisco	San Francisco, CA	171	42,380	July 8, 2011
Denver Marriott City Center[3]	Denver, CO	613	122,420	October 3, 2011
Holiday Inn New York City Midtown – 31st Street	New York, NY	122	52,599	December 22, 2011
		1,918	486,042	
2012 Acquisitions:				
W Chicago – Lakeshore	Chicago, IL	520	124,920	August 21, 2012
Hyatt Regency Mission Bay Spa and Marina[4]	San Diego, CA	429	59,900	September 7, 2012
The Hotel Minneapolis, Autograph Collection	Minneapolis, MN	222	46,372	October 30, 2012
		1,171	231,192	
		4,722	$1,121,616	

(1) As part of the acquisition, the Trust acquired an air rights contract, which expires in September 2079. See Note 5, "Intangible Assets and Liability," for additional information relating to the air rights contract.

(2) As part of the acquisition, the Trust assumed a mortgage loan with a fair value of $38.6 million. See Note 6, "Long-Term Debt," for additional information related to the mortgage loan.

(3) As part of the acquisition, the Trust assumed an above-market management contract with a non-cancelable term ending December 2047. The Trust also assumed three ground leases for land parcels underlying a portion of the hotel, which have initial terms ending July 2068, February 2072 and April 2072. See Note 5, "Intangible Assets and Liability," for additional information relating to the management contract and the lease agreements.

(4) As part of the acquisition, the Trust assumed a ground lease, which has an initial term ending January 2056. See Note 14, "Commitments and Contingencies," for additional information relating to the lease agreement.

The allocation of the purchase prices to the assets acquired and liabilities assumed based on their fair values was as follows (in thousands):

	2012 Acquisitions	2011 Acquisitions	2010 Acquisitions
Land and land improvements	$ 42,350	$ 79,777	$ 57,409
Buildings and leasehold improvements	178,421	426,905	277,428
Furniture, fixtures and equipment	12,811	22,595	32,482
Intangible assets	—	4,828	36,105
Cash	141	2,340	185
Restricted cash	1,375	5,546	—
Accounts receivable, net	1,885	3,487	2,655
Prepaid expenses and other assets	1,246	1,334	1,512
Accounts payable and accrued expenses	(6,909)	(7,792)	(3,394)
Other liabilities	(128)	(14,356)	—
Mortgage loan	—	(37,497)	—
Premium on mortgage loan	—	(1,125)	—
Net assets acquired	$231,192	$486,042	$404,382

The following financial information presents the pro forma results of operations of the Trust for the years ended December 31, 2012 and 2011 as if all acquisitions during 2012 and 2011 had taken place on January 1, 2011. The pro forma results for the years ended December 31, 2012 and 2011 have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have actually occurred had all transactions taken place on January 1, 2011, or of future results of operations (in thousands, except per share data).

	Year Ended December 31,	
	2012	2011
Total revenue	$341,785	$313,956
Total hotel operating expenses	235,571	224,040
Total operating expenses	280,912	266,063
Operating income	60,873	47,893
Net income available to common shareholders	25,035	7,665
Net income available per common share – basic and diluted	$ 0.73	$ 0.23

4. Property and Equipment

Property and equipment as of December 31, 2012 and 2011 consisted of the following (in thousands):

	December 31,	
	2012	2011
Land and land improvements	$ 179,786	$137,367
Buildings and leasehold improvements	897,725	706,431
Furniture, fixtures and equipment	76,077	57,018
Construction-in-progress	6,240	1,583
	1,159,828	902,399
Less: accumulated depreciation and amortization	(52,106)	(23,175)
Property and equipment, net	$1,107,722	$879,224

5. Intangible Assets and Liability

Intangible assets and liability as of December 31, 2012 and 2011 consisted of the following (in thousands):

	December 31,	
	2012	2011
Intangible assets:		
Air rights contract	$36,105	$36,105
Favorable ground leases	4,828	4,828
	40,933	40,933
Less: accumulated amortization	(1,551)	(951)
Intangible assets, net	$39,382	$39,982
Intangible liability:		
Unfavorable contract liability	$14,236	$14,236
Less: accumulated amortization	(490)	(98)
Intangible liability, net (included within other liabilities)	$13,746	$14,138

In conjunction with the acquisition of the Hyatt Regency Boston on March 18, 2010, the Trust acquired an air rights contract which expires in September 2079 and that requires no payments through maturity. The Trust recorded the fair value of the air rights contract of $36.1 million as an intangible asset and is amortizing the value over the term of the contract.

In conjunction with the acquisition of the Denver Marriott City Center on October 3, 2011, the Trust assumed a management contract with Marriott International, Inc. with a non-cancelable term ending December 2047. The Trust concluded that the management agreement terms were above market terms and recorded a $14.2 million unfavorable contract liability, which the Trust is amortizing over the remaining non-cancelable term and including within indirect hotel operating expenses in the consolidated statements of operations. The Trust also assumed three lease agreements for land parcels underlying a portion of the hotel with initial terms ending July 2068, February 2072 and April 2072. The Trust concluded that the terms of two of the three ground leases were below market terms and recorded an aggregate of $4.8 million of favorable ground lease assets, which the Trust is amortizing over the life of the respective leases and including within indirect hotel operating expenses in the consolidated statements of operations.

6. Long-Term Debt

Long-term debt as of December 31, 2012 and 2011 consisted of the following (in thousands):

	December 31,	
	2012	2011
Revolving credit facility	$ 50,000	$145,000
Term loans	155,000	130,000
Other mortgage loans	199,399	131,716
	404,399	406,716
Unamortized premium	809	1,020
Long-term debt	$405,208	$407,736

Revolving credit facility

On July 30, 2010, the Trust entered into a credit agreement to obtain a $115.0 million, two-year secured revolving credit facility with a syndicate of banks. Borrowings under the revolving credit facility bore interest equal to LIBOR plus 3.75%, subject to a LIBOR floor of 2.00%. On January 21, 2011, the Trust amended the credit agreement to increase the maximum size of the revolving credit facility from $115.0 million to $150.0 million. On October 14, 2011, the Trust further amended the credit agreement by (1) increasing the maximum size of the revolving credit facility from $150.0 million to $200.0 million, (2) lowering the interest rate to LIBOR plus 2.75% - 3.75% (the spread over LIBOR based on the Trust's consolidated leverage ratio) and (3) extending the maturity date to October 14, 2014.

On October 25, 2012, the Trust further amended the credit agreement by (1) increasing the maximum size of the revolving credit facility from $200.0 million to $250.0 million, (2) lowering the interest rate to LIBOR plus 1.75% - 2.75% (the spread over LIBOR continues to be based on the Trust's consolidated leverage ratio), and (3) extending the maturity date to April 25, 2016. The amended credit agreement provides for the possibility of further future increases, up to a maximum of $375.0 million, in accordance with the terms of the amended credit agreement. The amended credit agreement also provides for an extension of the maturity date by one year, subject to satisfaction of certain customary conditions.

As of December 31, 2012, the interest rate in effect for borrowings under the revolving credit facility was 1.97%. The amount that the Trust can borrow under the revolving credit facility is based on the value of the Trust's hotels included in the borrowing base, as defined in the amended credit agreement. As of December 31, 2012, the revolving credit facility was secured by eight hotels providing borrowing availability of $250.0 million, of which $200.0 million remained available. The amended credit agreement contains standard financial covenants, including certain leverage ratios, coverage ratios, and a minimum tangible net worth requirement.

Term loans

On July 8, 2011, the Trust entered into a loan agreement to obtain a $130.0 million term loan secured by the Le Meridien San Francisco and the W Chicago – City Center. The initial term of the loan matures in July 2014 and the Trust has two one-year extension options that may be exercised subject to certain conditions. The loan bears interest equal to LIBOR, plus 3.65%. Contemporaneous with the closing of the $130.0 million term loan, the Trust entered into an interest rate swap to effectively fix the interest rate on the term loan for the first two years of its term at 4.65% per annum. Under the terms of the interest rate swap, the Trust pays fixed interest of 1.00% per annum on a notional amount of $130.0 million and receives floating rate interest equal to the one-month LIBOR. The effective date of the interest rate swap is July 8, 2011 and it matures on July 1, 2013. The Trust also purchased an interest rate cap that effectively limits variable rate interest payments on the term loan when one-month LIBOR exceeds 5.00%. The notional amount of the interest rate cap is $130.0 million and equals the principal of the term loan being hedged. The effective date of the interest rate cap is July 1, 2013 and it matures on July 8, 2014, which correlates with the maturity date of the term loan.

On July 3, 2012, the Trust entered into a loan agreement to obtain a $60.0 million term loan. The initial term of the loan matures in July 2014 and the Trust has three one-year extension options that may be exercised subject to certain conditions. At the initial closing, $25.0 million was advanced by the lender and is secured by the Holiday Inn New York City Midtown - 31st Street. The remaining $35.0 million is expected to be advanced by the lender upon closing on the acquisition of the Hyatt Place New York Midtown South and satisfaction of certain customary closing conditions. Following the subsequent advance, the entire $60.0 million principal amount of the loan will be secured by both hotels. The loan bears interest equal to LIBOR, plus 3.25%. Contemporaneous with the closing of the term loan, the Trust entered into an interest rate swap to effectively fix the interest rate on the initial $25.0 million advance for the original two-year term at 3.75% per annum. Under the terms of the interest rate swap, the Trust pays fixed interest of 0.50% per annum on a notional amount of $25.0 million and receives floating rate interest equal to the one-month LIBOR. The effective date of the interest rate swap is July 3, 2012 and it matures on July 3, 2014.

Other mortgage loans

On June 30, 2011, the Trust entered into a loan agreement to obtain a $95.0 million loan which matures in July 2016 and is secured by the Hyatt Regency Boston. The loan carries a fixed interest rate of 5.01% per annum, with principal and interest payments calculated based on a 30-year amortization. In addition, the loan agreement contains standard provisions that require the loan servicer to maintain escrow accounts for certain items, including the completion of a PIP and real estate taxes.

On June 30, 2011, in connection with the acquisition of the Courtyard Washington Capitol Hill/Navy Yard, the Trust assumed an existing loan agreement with an outstanding principal balance of $37.5 million. The loan matures in November 2016 and is secured by the Courtyard Washington Capitol Hill/Navy Yard. The loan carries a fixed interest rate of 5.90% per annum, with principal and interest payments calculated based on a 30-year amortization. Based on interest rates on similar types of debt instruments at the time of assumption, the Trust recorded the loan at its estimated fair value of $38.6 million, which included a premium on mortgage loan of $1.1 million. Amortization of premium on mortgage loan is computed using a method that approximates the effective interest method over the term of the loan agreement and is included in interest expense in the consolidated statements of operations. In addition, the loan agreement contains standard provisions that require the loan servicer to maintain escrow accounts for certain items, including normal replacements of FF&E, the completion of a PIP, and real estate taxes.

On July 27, 2012, the Trust entered into a loan agreement to obtain a $70.0 million loan secured by the Denver Marriott City Center. The loan has a term of 30 years, but is callable by the lender after 10 years, and the Trust expects the lender to call the loan at that time. The loan carries a fixed interest rate of 4.90% per annum, with principal and interest payments based on a 30-year amortization.

As of December 31, 2012, the Trust was in compliance with all financial covenants under its borrowing arrangements. As of December 31, 2012, the Trust's weighted-average interest rate on its long-term debt was 4.50%. Future scheduled principal payments of debt obligations (assuming no exercise of extension options) as of December 31, 2012 are as follows (in thousands):

Year	Amounts
2013	$ 3,169
2014	158,338
2015	3,516
2016	174,329
2017	1,300
Thereafter	63,747
	$404,399

7. Earnings Per Share

The following is a reconciliation of the amounts used in calculating basic and diluted earnings per share (in thousands, except share and per share data):

	Year Ended December 31,		
	2012	2011	2010
Numerator:			
Net income (loss) available to common shareholders	$ 22,764	$ 9,036	$ (674)
Less: Dividends declared on unvested time-based awards	(177)	(242)	(85)
Less: Undistributed earnings allocated to unvested time-based awards	—	—	—
Net income (loss) available to common shareholders, excluding amounts attributable to unvested time-based awards	$ 22,587	$ 8,794	$ (759)
Denominator:			
Weighted-average number of common shares outstanding – basic and diluted	34,048,752	29,413,841	11,236,120
Net income (loss) available per common share – basic and diluted	$ 0.66	$ 0.30	$ (0.07)

For the years ended December 31, 2011 and 2010, 63,870 unvested performance-based awards and 38,370 unvested performance-based awards, respectively, were excluded from diluted weighted-average common shares outstanding, as the awards had not achieved the specific levels of relative total shareholder return required for vesting at each period. As of December 31, 2012, there were no unvested performance-based awards outstanding.

8. Shareholders' Equity

Common Shares – The Trust is authorized to issue up to 400,000,000 common shares, $.01 par value per share. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Holders of the Trust's common shares are entitled to receive distributions when authorized by the Trust's board of trustees out of assets legally available for the payment of distributions.

On January 27, 2010, the Trust completed its IPO and sold 7,500,000 common shares at a price of $20.00 per share. Concurrent with the IPO, the Trust sold in third-party private placements an aggregate of 1,357,293 common shares at a price per share equal to the IPO price less an amount equal to the underwriting fee of $1.20 per share. The Trust also sold in private placements to its non-executive chairman and certain executives an aggregate of 150,000 common shares at a price per share equal to the IPO price. On February 24, 2010, the Trust sold an additional 85,854 common shares at a price per share equal to the IPO price as a result of the exercise of the underwriters' over-allotment option. After deducting underwriting fees and offering costs, the total net proceeds generated from the IPO, private placements, and the exercise of the underwriters' over-allotment option was $169.4 million.

On October 13, 2010, the Trust completed an underwritten public offering of 9,085,000 common shares at a price of $16.25 per share, including 1,185,000 shares sold as a result of the exercise of the underwriters' over-allotment option. After deducting underwriting fees and offering costs, the Trust generated net proceeds of $140.4 million.

On March 4, 2011, the Trust completed an underwritten public offering of 12,500,000 common shares at a price of $17.75 per share. On March 30, 2011, the Trust sold an additional 1,050,000 shares as a result of the exercise of the underwriters' option to purchase additional shares. After deducting underwriting fees and offering costs, the Trust generated total net proceeds of $229.8 million.

On September 18, 2012, the Trust completed an underwritten public offering of 7,475,000 common shares at a price of $18.50 per share, including 975,000 shares sold pursuant to the underwriters' exercise of their option to purchase additional shares. After deducting underwriting fees and offering costs, the Trust generated net proceeds of $132.6 million.

For the years ended December 31, 2012, 2011 and 2010, the Trust issued 192,900, 190,750 and 250,414 restricted common shares, respectively, to its trustees and employees. For the years ended December 31, 2012 and 2010, the Trust issued 4,239 and 7,109 unrestricted common shares to its trustees (no unvested shares were issued in 2011). For the years ended December 31, 2012 and 2011, the Trust repurchased 44,250 and 11,050 common shares, respectively, from employees to satisfy the minimum statutory tax withholding requirements related to the vesting of their previously granted restricted common shares. As of December 31, 2012, the Trust had 39,763,930 common shares outstanding.

For the years ended December 31, 2012, 2011 and 2010, the Trust's board of trustees declared dividends per common share as follows:

	Year Ended December 31,		
	2012	2011	2010
First Quarter	$0.22	$0.20	$ —
Second Quarter	0.22	0.20	—
Third Quarter	0.22	0.20	0.20
Fourth Quarter	0.22	0.20	0.20
	$0.88	$0.80	$0.40

Preferred Shares – The Trust is authorized to issue up to 100,000,000 preferred shares, $.01 par value per share. The Trust's board of trustees is required to set for each class or series of preferred shares the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption.

On July 17, 2012, the Trust completed an underwritten public offering of 5,000,000 shares of its 7.75% Series A Cumulative Redeemable Preferred Shares, including 600,000 shares sold pursuant to the underwriters' exercise of their over-allotment option. After deducting underwriting fees and offering costs, the Trust generated net proceeds of $120.6 million. As of December 31, 2012, the Trust had 5,000,000 shares of its 7.75% Series A Cumulative Redeemable Preferred Shares outstanding.

Holders of Series A Cumulative Redeemable Preferred Shares are entitled to receive, when and as authorized by the Trust's board of trustees, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 7.75% per annum of the $25.00 per share liquidation preference, equivalent to $1.9375 per annum per share. Dividends on the Series A Cumulative Redeemable Preferred Shares are cumulative from the date of original issuance and are payable quarterly in arrears on or about the 15th day of each of January, April, July and October. The Series A Cumulative Redeemable Preferred Shares rank senior to the Trust's common shares with respect to the payment of dividends; the Trust will not declare or pay any dividends, or set aside any funds for the payment of dividends, on its common shares unless the Trust also has declared and either paid or set aside for payment the full cumulative dividends on the Series A Cumulative Redeemable Preferred Shares.

For the year ended December 31, 2012, the Trust's board of trustees declared dividends per preferred share as follows:

	Year Ended December 31, 2012
First Quarter	$ —
Second Quarter	—
Third Quarter	0.473600
Fourth Quarter	0.484375
	$0.957975

The Trust cannot redeem the Series A Cumulative Redeemable Preferred Shares prior to July 17, 2017, except as described below and in certain limited circumstances related to the ownership limitation necessary to preserve the Trust's qualification as a REIT. On and after July 17, 2017, the Trust, at its option, can redeem the Series A Cumulative Redeemable Preferred Shares, in whole or from time to time in part, at a redemption price of $25.00 per share, plus any accrued and unpaid dividends. The holders of Series A Cumulative Redeemable Preferred Shares have no voting rights except, in certain limited circumstances.

Upon the occurrence of a change of control, as defined in the articles supplementary designating the Series A Cumulative Redeemable Preferred Shares, the result of which the Trust's common shares and the common securities of the acquiring or surviving entity are not listed or quoted on the New York Stock Exchange, the NYSE Amex Equities or the NASDAQ Stock Market, or any successor exchanges, the Trust may, at its option, redeem the Series A Cumulative Redeemable Preferred Shares in whole or in part within 120 days following the change of control by paying $25.00 per share, plus any accrued and unpaid dividends through the date of redemption. If the Trust does not exercise its right to redeem the Series A Cumulative Redeemable Preferred Shares upon a change of control, the holders of the Series A Cumulative Redeemable Preferred Shares have the right to convert some or all of their shares into a number of the Trust's common shares based on a defined formula subject to a share cap. The share cap on each Series A Cumulative Redeemable Preferred Share is 2.9189 common shares.

Universal Shelf – In August 2012, the Trust filed a Registration Statement on Form S-3 with the Securities and Exchange Commission ("SEC"), registering equity securities with a maximum aggregate offering price of up to $500.0 million. As of December 31, 2012, equity securities with a maximum aggregate offering price of $361.7 million remained available to issue under this Registration Statement.

See Note 15, "Subsequent Events," for information relating to a common share offering completed subsequent to December 31, 2012.

9. Equity Plan

In January 2010, the Trust established the Chesapeake Lodging Trust Equity Plan (the "Plan"), which provides for the issuance of equity-based awards, including restricted shares, unrestricted shares, share options, share appreciation rights, and other awards based on the Trust's common shares. Employees and trustees of the Trust and other persons that provide services to the Trust are eligible to participate in the Plan. The compensation committee of the board of trustees administers the Plan and determines the number of awards to be granted, the vesting period, and the exercise price, if any.

The Trust initially reserved 454,657 common shares for issuance under the Plan at its establishment. In May 2012, the Trust's common shareholders approved an amendment to the Plan such that the number of shares available for issuance under the Plan was increased by 2,750,000. Shares that are issued under the Plan to any person pursuant to an award are counted against this limit as one share for every one share granted. If any shares covered by an award are not purchased or are forfeited, if an award is settled in cash, or if an award otherwise terminates without delivery of any shares, then the number of common shares counted against the aggregate number of shares available under the Plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the Plan. As of December 31, 2012, subject to increases that may result in the case of any future forfeiture or termination of currently outstanding awards, 2,588,574 common shares were reserved and available for future issuances under the Plan.

The Trust will make appropriate adjustments to outstanding awards and the number of shares available for issuance under the Plan, including the individual limitations on awards, to reflect share dividends, share splits, spin-offs and other similar events. While the compensation committee can terminate or amend the Plan at any time, no amendment can adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of the Trust's common shareholders to the extent required by law or if the amendment would materially increase the benefits accruing to participants under the Plan, materially increase the aggregate number of shares that can be issued under the Plan, or materially modify the requirements as to eligibility for participation in the Plan. Unless terminated earlier, the Plan will terminate in January 2020, but will continue to govern unexpired awards.

For the year ended December 31, 2010, the Company granted 250,414 restricted common shares to certain employees. Two types of shares were granted: (1) 212,044 shares that vest solely on continued employment (time-based awards) and (2) 38,370 shares that vest based on the Company achieving specified levels of relative total shareholder return and continued employment (performance-based awards). The time-based awards were eligible to vest at the rate of one-third of the number of restricted shares granted commencing on the first anniversary of their issuance. The performance-based awards were eligible to vest at the rate of one-third of the number of restricted shares granted commencing on December 31, 2010 and each year thereafter. Additional vesting of performance-based awards could also have occurred at December 31, 2012 based on the cumulative level of relative total shareholder return during the entire performance measurement period. Dividends on the performance-based awards accrued, but were not paid unless the related shares vested. The fair value of the 2010 performance-based awards was determined using a Monte Carlo simulation with the following assumptions: volatility of 79.42%; an expected term equal to the requisite service period for the awards; and a risk-free interest rate of 1.45%.

For the year ended December 31, 2011, the Trust granted 190,750 restricted common shares to certain employees and trustees, of which 165,250 shares were time-based awards and 25,500 shares were performance-based awards. For employees, the time-based awards were generally eligible to vest at the rate of one-half of the number of restricted shares granted commencing on the second anniversary of the Trust's IPO. For trustees, the time-based awards were eligible to vest fully on the date of the Trust's first annual meeting following the grant date. The performance-based awards were eligible to vest at the rate of one-half of the number of restricted shares granted commencing on December 31, 2011 and the year thereafter. Additional vesting of performance-based awards could also have occurred at December 31, 2012 based on the cumulative level of relative total shareholder return during the entire performance measurement period. Dividends on these performance-based awards accrued, but were not paid unless the related shares vested. The fair value of the 2011 performance-based awards was determined using a Monte Carlo simulation with the following assumptions: volatility of 65.88%; an expected term equal to the requisite service period for the awards; and a risk-free interest rate of 0.59%.

For the year ended December 31, 2012, the Trust granted 192,900 restricted common shares to certain employees and trustees, all of which were time-based awards. For employees, the time-based awards are generally eligible to vest at the rate of one-fourth of the number of restricted shares granted commencing on the first anniversary of their issuance. For trustees, the time-based awards are eligible to vest fully on the date of the Trust's first annual meeting following the grant date.

As of December 31, 2012, there was approximately $4.0 million of unrecognized share-based compensation expense related to restricted common shares. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average period of 3.7 years. The following is a summary of the Trust's restricted common share activity for the years ended December 31, 2012, 2011 and 2010:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Restricted common shares as of December 31, 2009	—	$ —
Granted	250,414	$18.50
Vested	—	$ —
Forfeited	—	$ —
Restricted common shares as of December 31, 2010	250,414	$18.50
Granted	190,750	$17.25
Vested	(70,680)	$19.12
Forfeited	(3,750)	$15.74
Restricted common shares as of December 31, 2011	366,734	$17.75
Granted	192,900	$20.28
Vested	(192,472)	$17.40
Forfeited	(25,579)	$15.00
Restricted common shares as of December 31, 2012	341,583	$19.59

10. Related-Party Transactions

On January 27, 2010, at the time of the closing of the IPO, the Trust repaid a $249 thousand loan from certain executives that had been made in 2009 to fund certain offering costs of the IPO. At the same time, the Trust repurchased from those same executives 100,000 common shares issued in connection with the Trust's initial capitalization for an aggregate price of $1 thousand, the same price the executives paid for the shares.

11. Fair Value Measurements and Derivative Instruments

The following table sets forth the Trust's financial assets and liabilities measured at fair value by level within the fair value hierarchy (in thousands). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2012			
	Total	Level 1	Level 2	Level 3
Assets:				
Interest rate cap (included within prepaid expenses and other assets)	$ 6	$—	$ 6	$—
	$ 6	$—	$ 6	$—
Liabilities:				
Interest rate swaps (included within other liabilities)	$573	$—	$573	$—
	$573	$—	$573	$—

Derivative instruments are classified within Level 2 of the fair value hierarchy as they are valued using third-party pricing models which contain inputs that are derived from observable market data. Where possible, the values produced by the pricing models are verified to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measure of volatility, and correlations of such inputs.

The Trust's financial instruments in addition to those disclosed in the table above include cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses, loan receivable and long-term debt. The carrying values reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses approximate fair value. The Trust estimates the fair value of its fixed rate debt by discounting the future cash flows of each instrument using estimated market rates of debt instruments with similar maturities and credit profiles. These inputs are classified as Level 3 within the fair value hierarchy. As of December 31, 2012, the carrying values reported in the consolidated balance sheet for its loan receivable and long-term debt approximated their fair values.

12. Income Taxes

The components of income tax expense (benefit) for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Current:			
Federal	$305	$ —	$ —
State	48	7	—
	353	7	—
Deferred:			
Federal	304	77	(454)
State	81	34	(129)
	385	111	(583)
Income tax expense (benefit)	$738	$ 118	$(583)

A reconciliation of the statutory federal income tax expense (benefit) to the Trust's income tax expense (benefit) is as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Statutory federal income tax expense (benefit)	$ 9,491	$ 3,112	$(427)
Effect of non-taxable REIT income	(8,761)	(3,023)	(79)
State income tax expense (benefit), net of federal taxes	73	14	(85)
Other	(65)	15	8
Income tax expense (benefit)	$ 738	$ 118	$(583)

The tax effect of each type of temporary difference and carryforward that gives rise to the deferred tax assets and liabilities as of December 31, 2012 and 2011 are as follows (in thousands):

	December 31,	
	2012	2011
Deferred tax assets:		
Employee-related compensation	$105	$143
Net operating loss carryforwards	—	333
Other	—	—
	105	476
Deferred tax liability:		
Other	18	4
	18	4
Net deferred tax asset	$ 87	$472

As of December 31, 2012, the Trust had a net deferred tax asset of $0.1 million, primarily due to employee-related compensation. The Trust believes that it is more likely than not that CHSP TRS will generate sufficient taxable income to realize in full this deferred tax asset. Accordingly, no valuation allowance has been recorded as of December 31, 2012.

13. Quarterly Operating Results (unaudited)

	Quarter Ended - 2012			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
Total revenue	$ 50,270	$67,046	$75,860	$85,100
Total operating expenses	47,581	51,420	60,814	69,769
Operating income	2,689	15,626	15,046	15,331
Net income (loss)	(796)	9,053	9,033	9,887
Net income (loss) available to common shareholders, excluding amounts attributable to unvested time-based awards[1]	(830)	9,009	7,008	7,390
Net income (loss) available per common share—basic and diluted[2]	(0.03)	0.28	0.21	0.19

	Quarter Ended - 2011			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
Total revenue	$ 23,987	$40,294	$51,780	$56,130
Total operating expenses	24,742	35,525	41,781	48,058
Operating income (loss)	(755)	4,769	9,999	8,072
Net income (loss)	(1,669)	2,037	5,727	2,941
Net income (loss) available to common shareholders, excluding amounts attributable to unvested time-based awards[1]	(1,728)	1,976	5,666	2,880
Net income (loss) available per common share—basic and diluted[2]	(0.08)	0.06	0.18	0.09

(1) The sum of amounts for the four quarters may differ from the annual amount due to the required method of computing the two-class method in the respective periods.
(2) The sum of per share amounts for the four quarters may differ from the annual per share amount due to the required method of computing weighted-average number of common shares outstanding in the respective periods.

14. Commitments and Contingencies

Management Agreements – The Trust's hotels operate pursuant to management agreements with various third-party management companies. Each management company receives a base management fee generally between 2% and 4% of hotel revenues. The management companies are also eligible to receive an incentive management fee if hotel operating income, as defined in the management agreements, exceeds certain performance thresholds. The incentive management fee is generally calculated as a percentage of hotel operating income after the Trust has received a priority return on its investment in the hotel.

Franchise Agreements – As of December 31, 2012, eight of the Trust's hotels operated pursuant to franchise agreements with hotel brand companies, six hotels operated pursuant to management agreements with hotel brand companies that allowed them to operate under their respective brands, and one hotel operated as an independent hotel. Under the eight franchise agreements, the Trust generally pays a royalty fee ranging from 3% to 6% of room revenues and up to 3% of food and beverage revenues, plus additional fees for marketing, central reservation systems, and other franchisor costs that amount to between 1% and 5% of room revenues.

Ground Lease Agreement – The Trust leases the land underlying the Hyatt Regency Mission Bay Spa and Marina pursuant to a lease agreement, which has an initial term ending January 2056. Rent due under the lease agreement is the greater of base rent or percentage rent. Base rent is currently $2.0 million per year. Base rent resets every three years over the remaining term of the lease equal to 75% of the average of the actual rent paid over the two years preceding the base rent reset year. The next base rent reset year is 2013. Annual percentage rent is calculated based on various percentages of the hotel's various sources of revenue, including room, food and beverage, and marina rentals, earned during the period.

Purchase and Sale Agreement – As of December 31, 2012, the Trust had the 185-room Hyatt Place New York Midtown South, currently under development, under contract for a purchase price of $76.2 million, plus customary pro-rated amounts and closing costs. The Trust expects to fund the purchase price with available cash and cash equivalents and the proceeds of a $35.0 million advance under a $60.0 million term loan. The Trust has deposited $0.7 million under the purchase and sale agreement, which is non-refundable except (1) in the event of a default under the purchase and sale agreement by the seller or (2) as expressly otherwise provided by the purchase and sale agreement. The Trust has also provided a loan to the seller in the amount of $7.8 million, the proceeds of which have been used toward completing construction of the hotel. As of December 31, 2012, the Trust had $7.8 million outstanding under the hotel construction loan. The loan bore interest at 6.0% per annum through December 30, 2012 and bears interest at 12.0% per annum from December 31, 2012 through maturity. The loan is secured by a second mortgage lien on the hotel. The loan matures at the earlier of the closing on the hotel acquisition or February 28, 2013, but may be extended under certain circumstances as set forth in the loan agreement.

FF&E Reserves – Pursuant to its management, franchise and loan agreements, the Trust is required to establish a FF&E reserve for each hotel to cover the cost of replacing FF&E. Contributions to the FF&E reserve are based on a percentage of gross revenues at each hotel. The Trust is generally required to contribute between 3% and 5% of gross revenues over the term of the agreements.

Litigation – The Trust is not involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Trust.

15. Subsequent Events

On February 6, 2013, the Trust completed an underwritten public offering of 8,337,500 common shares at a price of $20.75 per share, including 1,087,500 shares sold pursuant to the underwriters' exercise of their option to purchase additional shares. After deducting underwriting fees and estimated offering costs, the Trust generated net proceeds of approximately $165.8 million. The Trust used a portion of the net proceeds of the offering to repay outstanding borrowings under its revolving credit facility and intends to use the remaining net proceeds to invest in future acquisitions of hotels and for general corporate purposes.

On February 15, 2013, the Trust entered into a loan agreement to obtain a $32.0 million loan, which matures in February 2023 and is secured by the Hilton Checkers Los Angeles. The loan carries a fixed interest rate of 4.11% per annum, with principal and interest payments based on a 30-year amortization.

CHESAPEAKE LODGING TRUST
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2012
(in thousands)

Description	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at End of Year			Accumulated Depreciation	Year of Acquisition	Depreciation Life
		Land	Buildings and Improvements		Land	Buildings and Improvements	Total			
Hyatt Regency Boston Boston, Massachusetts	$ 93,119	$ —	$ 71,462	$ 3,700	$ 75	$ 75,087	$ 75,162	$ 5,341	2010	40 years
Hilton Checkers Los Angeles Los Angeles, California	(1)	9,010	32,710	336	9,022	33,034	42,056	2,145	2010	40 years
Courtyard Anaheim at Disneyland Resort Anaheim, California	(1)	7,862	16,072	26	7,865	16,095	23,960	972	2010	40 years
Boston Marriott Newton Newton, Massachusetts	(1)	11,800	56,450	363	11,905	56,708	68,613	3,439	2010	40 years
Le Meridien San Francisco San Francisco, California	(2)	28,737	100,734	379	28,764	101,086	129,850	5,283	2010	40 years
Homewood Suites Seattle Convention Center Seattle, Washington	(1)	6,266	44,004	239	6,266	44,243	50,509	1,842	2011	40 years
W Chicago – City Center Chicago, Illinois	(2)	29,800	93,464	4,512	29,800	97,976	127,776	3,964	2011	40 years
Hotel Indigo San Diego Gaslamp Quarter San Diego, California	(1)	8,300	43,000	433	8,300	43,433	51,733	1,617	2011	40 years
Courtyard Washington Capitol Hill/Navy Yard Washington, DC	36,625	9,661	57,930	9	9,661	57,939	67,600	2,173	2011	40 years
Hotel Adagio San Francisco San Francisco, California	(1)	7,900	33,973	4,678	7,900	38,651	46,551	1,430	2011	40 years
Denver Marriott City Center Denver, Colorado	69,655	3,500	118,209	98	3,526	118,281	121,807	3,700	2011	40 years
Holiday Inn New York City Midtown – 31st Street New York, New York	(3)	14,350	36,325	62	14,352	36,385	50,737	839	2011	40 years
W Chicago – Lakeshore Chicago, Illinois	(1)	40,000	80,800	—	40,000	80,800	120,800	673	2012	40 years
Hyatt Regency Mission Bay Spa and Marina San Diego, California	—	—	57,633	60	—	57,693	57,693	481	2012	40 years
The Hotel Minneapolis, Autograph Collection Minneapolis, Minnesota	(1)	2,350	39,988	—	2,350	39,988	42,338	167	2012	40 years
Totals	$404,399	$179,536	$882,754	$14,895	$179,786	$897,399	$1,077,185	$34,066		

(1) This hotel secures borrowings made under the Trust's revolving credit facility, which had outstanding borrowings of $50,000 as of December 31, 2012.

(2) This hotel secures a term loan issued on July 8, 2011, which had an outstanding principal balance of $130,000 as of December 31, 2012.

(3) This hotel secures a term loan issued on July 3, 2012, which had an outstanding principal balance of $25,000 as of December 31, 2012.

Notes:

(a) The change in total cost of real estate assets for the years ended December 31, 2012, 2011 and 2010 is as follows:

Balance as of December 31, 2009	$ —
Acquisitions	334,837
Capital expenditures and transfers from construction-in-progress	994
Balance as of December 31, 2010	335,831
Acquisitions	506,682
Capital expenditures and transfers from construction-in-progress	960
Balance as of December 31, 2011	843,473
Acquisitions	220,771
Capital expenditures and transfers from construction-in-progress	12,941
Balance as of December 31, 2012	$1,077,185

(b) The change in accumulated depreciation and amortization of real estate assets for the years ended December 31, 2012, 2011 and 2010 is as follows:

Balance as of December 31, 2009	$ —
Depreciation and amortization	2,974
Balance as of December 31, 2010	2,974
Depreciation and amortization	11,763
Balance as of December 31, 2011	14,737
Depreciation and amortization	19,329
Balance as of December 31, 2012	$34,066

Corporate Information

Officers

James L. Francis
President and Chief Executive Officer

Douglas W. Vicari
EVP, Chief Financial Officer and Treasurer

D. Rick Adams
SVP and Chief Investment Officer

Graham J. Wootten
SVP, Chief Accounting Officer and Secretary

Board of Trustees

Thomas A. Natelli [1, 2]
Chairman, Chesapeake Lodging Trust
President and Chief Executive Officer,
Natelli Communities

James L. Francis
President and Chief Executive Officer,
Chesapeake Lodging Trust

Douglas W. Vicari
EVP, Chief Financial Officer and Treasurer,
Chesapeake Lodging Trust

Thomas D. Eckert [1, 2]
Chairman,
Capital Automotive Real Estate Services, Inc.

John W. Hill [1, 2, 3]
Chief Executive Officer,
JHill Group

George F. McKenzie [3]
President and Chief Executive Officer,
Washington Real Estate Investment Trust

Jeffrey D. Nuechterlein [3]
Managing Partner, Isis Capital LLC

1. Audit Committee member
2. Compensation Committee member
3. Nominating and Corporate Governance Committee member

Transfer Agent

American Stock Transfer & Trust Company
Operations Center
6201 15th Avenue
Brooklyn, New York 11219

Independent Registered Public Accounting Firm

Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102

Investor Inquiries

If you would like general information on Chesapeake Lodging Trust, please visit our website and click on the link for Investor Information.

Certifications

Our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have delivered, without qualification, all certifications required by rules of the Securities and Exchange Commission. In addition, our President and Chief Executive Officer has certified to the New York Stock Exchange that he is not aware of any violation by the Trust of the NYSE's corporate governance listing standards.

Market Data

Common shares of Chesapeake Lodging Trust are traded on the New York Stock Exchange under the symbol "CHSP".

Annual Meeting Of Shareholders

The Annual Meeting of Shareholders will be held on Tuesday, May 21, 2013 at 10:00 a.m., local time, at the offices of Hogan Lovells US LLP, Park Place II, 7930 Jones Branch Drive, 9th Floor, McLean, Virginia 22102.

Corporate Headquarters

Chesapeake Lodging Trust
1997 Annapolis Exchange Parkway
Suite 410
Annapolis, Maryland 21401

Website

Information regarding Chesapeake Lodging Trust is available on our website: **chesapeakelodgingtrust.com**.

Performance

- **Chesapeake Lodging Trust**
- **Russell 2000 Index**
- **FTSE NAREIT All Equity REIT Index**

Set forth is a graph comparing the cumulative total shareholder return (assumes reinvestment of dividends) during the period beginning on January 22, 2010, the date on which our shares began trading, to December 31, 2012 on CHSP shares with the cumulative total return of the Russell 2000 Index and the FTSE NAREIT All Equity REIT Index.



$175
$150
$125
$100
$75
$173.71
$145.12
$143.28
$134.02
$123.15
$124.28
$128.51
$100
$100.18
$86.44
1/22/10
12/31/10
12/31/11
12/31/12


CLT
Chesapeake Lodging Trust

CHESAPEAKE LODGING TRUST
1997 ANNAPOLIS EXCHANGE PARKWAY
SUITE 410
ANNAPOLIS, MARYLAND 21401

chesapeakelodgingtrust.com